SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: May 14, 2010
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐     Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐     No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Q1- 2010 Financial Statements
Q1 -2010 MD&A
Press Release
CEO Interim Certification
CFO Interim Certification

FIRST QUARTER REPORT
MARCH 31, 2010

TABLE OF CONTENTS

ITEM 1. Financial Statements

Unaudited Consolidated Balance Sheets as at March 31, 2010 and December 31, 2009

Unaudited Interim Consolidated Statements of Operations for the Three Month Periods ended March 31, 2010 and 2009

Unaudited Interim Consolidated Statement of Shareholders’ Equity for the Three Month Period ended March 31, 2010

Unaudited Interim Consolidated Statements of Cash Flows for the Three Month Periods ended March 31, 2010 and 2009

Notes to the Unaudited Interim Consolidated Financial Statements

ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

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IVANHOE MINES LTD.
Consolidated Balance Sheets
(Stated in thousands of U.S. dollars)

	March 31,	December 31,
(Unaudited)	2010	2009

ASSETS

CURRENT
Cash and cash equivalents (Note 4)	$1,323,645	$965,823
Short-term investments	—	14,999
Accounts receivable	50,975	39,349
Inventories	19,579	18,015
Prepaid expenses	16,990	15,988

TOTAL CURRENT ASSETS	1,411,189	1,054,174

LONG-TERM INVESTMENTS (Note 5)	95,385	93,511
OTHER LONG-TERM INVESTMENTS (Note 6)	178,268	145,035
PROPERTY, PLANT AND EQUIPMENT (Note 12 (b))	443,394	218,781
DEFERRED INCOME TAXES	9,503	6,953
OTHER ASSETS	9,064	16,227

TOTAL ASSETS	$2,146,803	$1,534,681

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$70,205	$55,128
Amounts due under credit facilities (Note 7)	17,675	17,544
Interest payable on long-term debt (Note 8 (b))	13,030	4,712
Convertible credit facility (Note 8 (a))	384,594	378,916

TOTAL CURRENT LIABILITIES	485,504	456,300

CONVERTIBLE CREDIT FACILITIES (Note 8)	350,255	544,990
AMOUNTS DUE UNDER CREDIT FACILITIES (Note 7)	39,397	37,979
DEFERRED INCOME TAXES	10,666	10,888
ASSET RETIREMENT OBLIGATIONS	5,743	5,436

TOTAL LIABILITIES	891,565	1,055,593

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 9)
Authorized
Unlimited number of preferred shares without par value
Unlimited number of common shares without par value
Issued and outstanding 441,171,905 (2009 — 425,447,552) common shares	2,135,964	1,886,789
SHARE PURCHASE WARRANTS (Note 9 (b) and (c))	27,386	27,386
BENEFICIAL CONVERSION FEATURE (Note 8 (a))	32,272	30,250
ADDITIONAL PAID-IN CAPITAL	812,120	348,468
ACCUMULATED OTHER COMPREHENSIVE INCOME (Note 10)	(7,883)	(14,578)
DEFICIT	(1,994,044)	(1,800,179)

TOTAL IVANHOE MINES LTD. SHAREHOLDERS’ EQUITY	1,005,815	478,136

NONCONTROLLING INTERESTS (Note 11)	249,423	952

TOTAL SHAREHOLDERS’ EQUITY	1,255,238	479,088

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,146,803	$1,534,681

APPROVED BY THE BOARD:

/s/ D. Korbin D. Korbin, Director	/s/ K. Thygesen K. Thygesen, Director
The accompanying notes are an integral part of these consolidated financial statements.

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IVANHOE MINES LTD.
Consolidated Statements of Operations
(Stated in thousands of U.S. dollars, except for share and per share amounts)

	Three Months Ended March 31,
(Unaudited)	2010	2009

REVENUE	$13,917	$3,541
COST OF SALES
Production and delivery	(11,197)	(2,796)
Depreciation and depletion	(2,523)	(418)
Write-down of carrying value of inventory	(6,535)	—

COST OF SALES	(20,255)	(3,214)

EXPENSES
Exploration (Note 2 and 9 (a))	(71,423)	(34,065)
General and administrative (Note 9 (a))	(8,317)	(7,768)
Depreciation	(916)	(866)
Accretion of convertible credit facilities (Note 8)	(4,127)	(3,434)
Accretion of asset retirement obligations	(43)	(31)

TOTAL EXPENSES	(105,081)	(49,378)

OPERATING LOSS	(91,164)	(45,837)

OTHER INCOME (EXPENSES)
Interest income	4,629	752
Interest expense	(13,399)	(4,753)
Foreign exchange gains (losses)	1,670	(9,278)
Listing fees — SouthGobi	—	(235)
Unrealized losses on long-term investments (Note 5 (d))	(703)	—
Unrealized gains (losses) on other long-term investments	720	(1,189)
Realized gain on redemption of other long-term investments (Note 6 (a))	61	—
Change in fair value of embedded derivatives (Note 8 (b))	(1,372)	—
Loss on conversion of convertible credit facility (Note 8 (b))	(154,316)	—
Write-down of carrying value of long-term investments (Note 5 (c))	(256)	—

LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(254,130)	(60,540)
Recovery (provision) for income taxes	3,482	(103)
Share of loss of significantly influenced investees (Note 5)	(10,059)	(4,778)

NET LOSS FROM CONTINUING OPERATIONS	(260,707)	(65,421)
INCOME FROM DISCONTINUED OPERATIONS (Note 3)	6,585	7,336

NET LOSS	(254,122)	(58,085)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS (Note 11)	60,257	2,036

NET LOSS ATTRIBUTABLE TO IVANHOE MINES LTD.	$(193,865)	$(56,049)

BASIC AND DILUTED (LOSS) EARNINGS PER SHARE ATTRIBUTABLE TO IVANHOE MINES LTD. FROM
CONTINUING OPERATIONS	$(0.47)	$(0.17)
DISCONTINUED OPERATIONS	0.02	0.02

	$(0.45)	$(0.15)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000’s)	428,117	378,089

The accompanying notes are an integral part of these consolidated financial statements.

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IVANHOE MINES LTD.
Consolidated Statements of Shareholders’ Equity
(Stated in thousands of U.S. dollars, except for share amounts)
(Unaudited)

						Accumulated
	Share Capital			Beneficial	Additional	Other
	Number		Share Purchase	Conversion	Paid-In	Comprehensive	Noncontrolling
	of Shares	Amount	Warrants	Feature	Capital	(Loss) Income	Interests	Deficit	Total

Balances, December 31, 2009	425,447,552	$1,886,789	$27,386	$30,250	$348,468	$(14,578)	$952	$(1,800,179)	$479,088
Net loss	—	—	—	—	—	—	—	(193,865)	(193,865)
Other comprehensive income (Note 10)	—	—	—	—	—	6,695	—	—	6,695

Comprehensive loss									(187,170)

Shares issued for:
Exercise of stock options	713,500	8,286	—	—	(2,414)	—	—	—	5,872
Private placement (Note 9 (b)), net of issue costs of $167	15,000,000	240,749	—	—	—	—	—	—	240,749
Share purchase plan	10,853	140	—	—	—	—	—	—	140
Convertible credit facility (Note 8 (a))	—	—	—	2,022	—	—	—	—	2,022
Movement in noncontrolling interests (Note 11)	—	—	—	—	—	—	248,471	—	248,471
Dilution gains	—	—	—	—	457,038	—	—	—	457,038
Stock compensation charged to operations	—	—	—	—	9,028	—	—	—	9,028

Balances, March 31, 2010	441,171,905	$2,135,964	$27,386	$32,272	$812,120	$(7,883)	$249,423	$(1,994,044)	$1,255,238

The accompanying notes are an integral part of these consolidated financial statements.

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IVANHOE MINES LTD.
Consolidated Statements of Cash Flows
(Stated in thousands of U.S. dollars)

	Three Months Ended March 31,
(Unaudited)	2010	2009

OPERATING ACTIVITIES
Cash used in operating activities (Note 12)	$(60,083)	$(39,206)

INVESTING ACTIVITIES
Purchase of long-term investments	(5,703)	(4,492)
Purchase of other long-term investments	(30,000)	—
Proceeds from redemption of short-term investments	15,000	—
Proceeds from sale of long-term investments	1,800	—
Proceeds from redemption of other long-term investments	102	—
Expenditures on property, plant and equipment	(39,448)	(5,656)
Expenditures on other assets	(85)	—

Cash used in investing activities of continued operations	(58,334)	(10,148)
Cash used in investing activities of discontinued operations	—	(652)

Cash used in investing activities	(58,334)	(10,800)

FINANCING ACTIVITIES
Issue of share capital	51,539	111
Repayment of credit facilities (Note 7)	(82)	—
Noncontrolling interests’ investment in subsidiaries	420,212	222

Cash provided by financing activities	471,669	333

EFFECT OF EXCHANGE RATE CHANGES ON CASH	4,570	(7,317)

NET CASH INFLOW	357,822	(56,990)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	965,823	384,110

CASH AND CASH EQUIVALENTS, END OF PERIOD	$1,323,645	$327,120

CASH AND CASH EQUIVALENTS IS COMPRISED OF:
Cash on hand and demand deposits	$791,313	$27,000
Short-term money market instruments	532,332	300,120

	$1,323,645	$327,120

Supplementary cash flow information (Note 12)
The accompanying notes are an integral part of these consolidated financial statements.

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IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
1.	SIGNIFICANT ACCOUNTING POLICIES
(a)	Basis of preparation
These unaudited interim consolidated financial statements have been prepared in accordance with United States of America generally accepted accounting principles (“U.S. GAAP”). The accounting policies followed in preparing these consolidated financial statements are those used by Ivanhoe Mines Ltd. (the “Company”) as set out in the audited consolidated financial statements for the year ended December 31, 2009.
Certain information and note disclosures normally included for annual consolidated financial statements prepared in accordance with U.S. GAAP have been omitted. These interim consolidated financial statements should be read together with the audited consolidated financial statements of the Company for the year ended December 31, 2009.
In the opinion of management, all adjustments considered necessary (including reclassifications and normal recurring adjustments) to present fairly the financial position, results of operations and cash flows at March 31, 2010 and for all periods presented, have been included in these financial statements. The interim results are not necessarily indicative of results for the full year ending December 31, 2010, or future operating periods. For further information, see the Company’s annual consolidated financial statements, including the accounting policies and notes thereto.
The Company operates two reportable segments, being its coal division located in Mongolia, and its exploration and development division with projects located primarily in Mongolia and Australia.
References to “Cdn$” refer to Canadian currency, “Aud$” to Australian currency, and “$” to United States currency.
(b)	Basis of presentation
For purposes of these consolidated financial statements, the Company, subsidiaries of the Company, and variable interest entities for which the Company is the primary beneficiary, are collectively referred to as “Ivanhoe Mines”.
(c)	Accounting changes
•
In January 2010, the Financial Accounting Standards Board Accounting Standards Codification (“ASC”) guidance for fair value measurements and disclosures was updated to require additional disclosures related to transfers in and out of level 1 and 2 fair value measurements and enhanced detail in the level 3 reconciliation. The updated guidance clarified the level of disaggregation required for assets and liabilities and the disclosures required for inputs and valuation techniques be used to measure the fair value of assets and liabilities that fall in either level 2 or level 3. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2010, except for the level 3 disaggregation which is effective for the Company’s fiscal year beginning January 1, 2011. The adoption of the updated guidance had no impact on the Company’s consolidated financial position, results of operations or cash flows.

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IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(c)	Accounting changes (continued)
•
In June 2009, the ASC guidance for consolidation accounting was updated to require an entity to perform a qualitative analysis to determine whether the enterprise’s variable interest gives it a controlling financial interest in a Variable Interest Entity (“VIE”). This qualitative analysis identifies the primary beneficiary of a VIE as the entity that has both of the following characteristics: (i) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2010. The adoption of the updated guidance had no impact on the Company’s consolidated financial position, results of operations or cash flows.

2.	EXPLORATION EXPENSES
Generally, exploration costs are charged to operations in the period incurred until such time as it has been determined that a property has economically recoverable reserves, at which time subsequent exploration costs and the costs incurred to develop a property are capitalized. Included in exploration costs are engineering and development costs associated with the Oyu Tolgoi Project located in Mongolia. Ivanhoe Mines expects to begin capitalizing Oyu Tolgoi development costs once the approved Investment Agreement’s conditions precedent have been satisfied and the agreement has taken full effect.
Ivanhoe Mines incurred exploration and development costs as follows:

	Three Months Ended March 31,
	2010	2009

Mongolia
Oyu Tolgoi	$52,123	$22,611
Coal Division	6,564	4,115
Other Mongolia Exploration	552	159

	59,239	26,885
Australia	10,818	6,081
Indonesia	547	677
Other	819	422

	$71,423	$34,065

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IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
3.	DISCONTINUED OPERATIONS

	Three Months Ended March 31,
	2010	2009

Savage River (a)	$6,585	$10,698
Indonesia Coal Division (b)	—	(3,362)

	$6,585	$7,336

(a)
In February 2005, Ivanhoe Mines sold the Savage River Iron Ore Project (the “Project”) in Tasmania, Australia for two initial payments totalling $21.5 million, plus a series of five contingent, annual payments that commenced on March 31, 2006. The annual payments are based on annual iron ore pellet tonnes sold and an escalating price formula based on the prevailing annual Nibrasco/JSM pellet price.

On April 1, 2010, Ivanhoe Mines received an amount of $3.3 million in relation to the fifth annual contingent payment, with $19.9 million of the remaining $25.2 million in dispute. The original purchaser of the Project has contended that Ivanhoe Mines is not entitled to contingent income for the Project’s mining operations occurring after the second quarter of 2009. Ivanhoe Mines disagrees with the original purchaser’s assertion and intends to use all legal means available to collect the remainder of the fifth annual contingent payment. The total amount of $28.5 million is included in accounts receivable at March 31, 2010.
To date, Ivanhoe Mines has received $141.2 million in proceeds from the sale.
(b)
During December 2009, Ivanhoe Mines sold the Indonesia Coal Division, which was composed entirely of the Mamahak Coal Project (“Mamahak”). Ivanhoe Mines divested its 85.0% interest in Mamahak to Kangaroo Resources Limited (“Kangaroo”) for consideration comprising of $1.0 million cash and 50.0 million shares of Kangaroo possessing a fair value of $8.8 million. Ivanhoe Mines incurred transaction costs of $1.0 million related to the disposition of Mamahak. As a result of this transaction, Ivanhoe Mines held 6.7% of the issued and outstanding shares of Kangaroo on December 23, 2009, the closing date, and those shares are subject to a one year hold period.

4.	CASH AND CASH EQUIVALENTS
Cash and cash equivalents at March 31, 2010 included SouthGobi Resources Ltd.’s (Canada) (57.3% owned) (“SouthGobi”) balance of $723.4 million (December 31, 2009 — $357.3 million) and Ivanhoe Australia Ltd.’s (Australia) (81.0% owned) (“Ivanhoe Australia”) balance of $9.5 million (December 31, 2009 — $10.6 million), which were not available for Ivanhoe Mines’ general corporate purposes.

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IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
5.	LONG-TERM INVESTMENTS

	March 31,	December 31,
	2010	2009

Investments in companies subject to significant influence:
Altynalmas Gold Ltd. (a)	$8,196	$9,860
Exco Resources N.L. (b)	10,326	10,499
Investments “available-for-sale” (c)	67,691	63,276
Investments “held-for-trading” (d)	9,172	9,876

	$95,385	$93,511

(a)
On October 3, 2008, Ivanhoe Mines closed an agreement with several strategic partners whereby Altynalmas Gold Ltd. (“Altynalmas”) issued shares to acquire a 100% participating interest in BMV and a 100% participating interest in Intergold Capital LLP (“IGC”). Both IGC and BMV are limited liability partnerships established under the laws of Kazakhstan that are engaged in the exploration and development of minerals in Kazakhstan. As a result of this transaction, Ivanhoe Mines’ investment in Altynalmas was diluted to 49%. Ivanhoe Mines ceased consolidating Altynalmas on October 3, 2008 and commenced equity accounting for its investment.

On March 8, 2010, all of the parties to the original agreement agreed to put themselves into the position they would be in as if a certain entity was not a party to the original agreement. The corresponding amendments made to the original agreement resulted in Ivanhoe Mines’ interest in Altynalmas increasing from 49% to 50%.

	March 31,	December 31,
	2010	2009

Amount due from Altynalmas	$76,527	$68,533
Carrying amount of equity method investment	(68,331)	(58,673)

Net investment in Altynalmas	$8,196	$9,860

Amounts advanced to Altynalmas bear interest compounded monthly at a rate per annum equal to the one month London Inter-bank Offered Rate plus 3.0% and are due on demand.
During the three month period ended March 31, 2010, Ivanhoe Mines recorded a $9,658,000 (2009 — $4,544,000) equity loss on this investment.
(b)	During the three month period ended March 31, 2010, Ivanhoe Mines recorded a $401,000 (2009 — $234,000) equity loss on its investment in Exco Resources N.L. (“Exco”).
At March 31, 2010, the market value of Ivanhoe Mines’ 20.2% investment in Exco was $14,184,000 (Aud$15,464,000).

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IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
5.	LONG-TERM INVESTMENTS (Continued)
(c)	Investments “available-for-sale”

	March 31, 2010				December 31, 2009
	Equity	Cost	Unrealized	Fair	Equity	Cost	Unrealized	Fair
	Interest	Basis	Gain	Value	Interest	Basis	Gain (Loss)	Value

Entrée Gold Inc.	14.2%	$19,957	$19,594	$39,551	14.3%	$19,957	$12,799	$32,756
Emmerson Resources Limited	10.0%	3,318	3,779	7,097	10.0%	3,107	6,637	9,744
Intec Ltd. (i)	4.2%	264	—	264	4.8%	521	(3)	518
GoviEx Gold Inc.	1.5%	1,043	—	1,043	1.5%	1,043	—	1,043
Ivanhoe Nickel & Platinum Ltd. (ii)	6.3%	19,492	—	19,492	6.1%	18,929	—	18,929
Other	—	60	184	244	—	60	226	286

		$44,134	$23,557	$67,691		$43,617	$19,659	$63,276

(i)
During the three month period ended March 31, 2010, Ivanhoe Mines recorded an impairment provision of $256,000 against the investment in Intec Ltd. (“Intec”) based on an assessment of the fair value of Intec.

(ii)	During the three month period ended March 31, 2010, Ivanhoe Mines acquired 125,665 common shares of Ivanhoe Nickel and Platinum Ltd. (“Ivanplats”) at a cost of $559,000.
As at March 31, 2010, Ivanhoe Mines held a 9.3% equity interest in Ivanplats on a fully diluted basis.
(d)	Investments “held-for-trading”
At March 31, 2010, the market value of Ivanhoe Mines 6.7% investment in Kangaroo Resources Limited (“Kangaroo”) was $9,172,000, resulting in an unrealized loss of $703,000 during the three month period ended March 31, 2010.
6.	OTHER LONG-TERM INVESTMENTS

	March 31,	December 31,
	2010	2009

Long-Term Notes (a)	$26,080	$24,689
Government of Mongolia Treasury Bills (b)	74,977	73,152
Money market investments (c)	77,211	47,194

	$178,268	$145,035

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IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
6.	OTHER LONG-TERM INVESTMENTS (Continued)
(a)	Long-Term Notes
As at March 31, 2010, the Company held $67.1 million principal amount of Long-Term Notes which was recorded at a fair value of $26.1 million. The increase from December 2009 in principal of $1.9 million was due to the strengthening of the Canadian dollar ($2.0 million), offset by principal redemptions ($0.1 million). The Company has designated the Long-Term Notes as held-for-trading. The Long-Term Notes are recorded at fair value with unrealized holding gains and losses included in earnings.
There is a significant amount of uncertainty in estimating the amount and timing of cash flows associated with the Long-Term Notes. The Company has estimated the fair value of the Long-Term Notes considering information provided on the restructuring, the best available public information regarding market conditions and other factors that a market participant would consider for such investments.
The Company is aware of a limited number of trades in the Long-Term Notes that occurred prior to March 31, 2010, but does not consider them to be of sufficient volume or value to constitute an active market. Accordingly, the Company has not used these trades to determine the fair value of its notes.
The Company has used a discounted cash flow approach to value the Long-Term Notes at March 31, 2010 incorporating the following assumptions:

Bankers Acceptance Rate:	0.39%
Discount Rates:	9% to 25%
Maturity Dates:	6.7 years
Expected Return of Principal:
A-1 Notes	100%
A-2 Notes	100%
B Notes	10%
C Notes	0%
IA Notes	0%
TA Notes	100%
Based on the discounted cash flow model as at March 31, 2010, the fair value of the Long-Term Notes was estimated at $26.1 million. As a result of this valuation, the Company recorded an unrealized trading gain of $0.7 million for the three month period ended March 31, 2010.
Continuing uncertainties regarding the value of the assets that underlie the notes, the amount and timing of cash flows and changes in general economic conditions could give rise to a further change in the fair value of the Company’s investment in the notes, which would impact the Company’s results from operations. A 1.0% increase, representing 100 basis points, in the discount rate will decrease the fair value of the Long-Term Notes by approximately $1.6 million.

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IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
6.	OTHER LONG-TERM INVESTMENTS (Continued)
(b)	Government of Mongolia Treasury Bill
On October 6, 2009, Ivanhoe Mines agreed to purchase three Treasury Bills (“T-Bills”) from the Mongolian Government, having an aggregate face value of $287.5 million, for the aggregate sum of $250.0 million. The annual rate of interest on the T-Bills was set at 3.0%. The initial T-Bill, with a face-value of $115.0 million, was purchased by Ivanhoe Mines on October 20, 2009 for $100.0 million and will mature on October 20, 2014.
However, on March 31, 2010 Ivanhoe Mines agreed to an alternative arrangement for the advancement of funds that would not involve the purchase of the remaining T-Bills. Specifically, rather than purchasing the second and third remaining T-Bills, with face values of $57.5 million and $115.0 million respectively, Ivanhoe Mines has agreed to make a series of tax prepayments.
•	The first tax prepayment of $50.0 million was made on April 7, 2010.
•
The second tax prepayment of $100.0 million will be made within 14 days of Oyu Tolgoi LLC fully drawing down the financing necessary to enable the complete construction of the Oyu Tolgoi Project, or June 30, 2011, whichever date is earlier.

The annual rate of interest on the tax prepayments is 1.75% compounding from the date on which such prepayments are made to the Mongolian Government by Ivanhoe Mines. Unless already off-set fully against Mongolian taxes, the Mongolian Government must immediately repay any remaining tax prepayment balance, including accrued interest, on the fifth anniversary of the date the tax prepayment was made.
The Company has designated the T-Bill as available-for-sale with changes in fair value recognized in accumulated other comprehensive income. The fair value of the T-Bill is estimated based on available public information regarding what market participants would consider for such investment.
The Company has used a discounted cash flow approach to value the T-Bill at March 31, 2010 incorporating the following assumptions:

Face Value:	$115,000,000
Discount Rates:	9.9%
Term	4.6 years
Based on the discounted cash flow model as at March 31, 2010, the fair value of the T-Bill was estimated at $75.0 million. As a result of this valuation, Ivanhoe Mines recorded an unrealized gain of $1.1 million in accumulated other comprehensive income for the three month period ended March 31, 2010.
(c)	Money Market Investments
As at March 31, 2010, Ivanhoe Mines held $77.2 million of money market investments with remaining maturities in excess of one year.

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IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
7.	AMOUNTS DUE UNDER CREDIT FACILITIES

	March 31,	December 31,
	2010	2009
Current
Non-revolving bank loans (a)	$14,665	$14,544
Revolving line of credit facility (b)	3,010	3,000

	$17,675	$17,544

Non-Current
Two-year extendible loan facility (c)	$39,397	$37,979

(a)	In October 2007, Ivanhoe Mines obtained non-revolving bank loans which are due on demand and secured against certain securities and other investments.

(b)	In December 2009, Ivanhoe Mines obtained a one year revolving line of credit facility, which is secured against certain equipment in Mongolia.

(c)	In April 2009, Ivanhoe Mines obtained a non-revolving, two-year extendible loan facility, which is secured against certain securities and other investments.
8.	CONVERTIBLE CREDIT FACILITIES
(a)	Rio Tinto

	March 31,	December 31,
	2010	2009

Principal amount of convertible credit facility	$350,000	$350,000
Accrued paid-in-kind interest	44,153	40,678

	394,153	390,678

(Deduct) add:
Beneficial conversion feature	(32,272)	(30,250)
Share purchase warrants	(9,403)	(9,403)
Accretion of discount	32,116	27,891

	$384,594	$378,916

In September 2007, Rio Tinto provided Ivanhoe Mines with a $350.0 million convertible credit facility to finance ongoing mine development activities at the Oyu Tolgoi Project. In 2007, Ivanhoe Mines made an initial draw against the credit facility of $150.0 million and further draws totalling $200 million were made in 2008.

Amounts advanced under the credit facility bear interest at a rate per annum equal to the three-month London Inter-Bank Offered Rate plus 3.3%, and mature on September 12, 2010. The outstanding principal amount and up to $108.0 million in interest are convertible into a maximum of 45.8 million common shares of Ivanhoe Mines at a price of $10.00 per share and will be automatically converted into common shares upon maturity.

14

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
8.	CONVERTIBLE CREDIT FACILITIES (Continued)
(a)	Rio Tinto (Continued)

As part of the credit facility transaction, Rio Tinto also received share purchase warrants exercisable to purchase up to 35.0 million common shares of Ivanhoe Mines at a price of $10.00 per share for a period of five years (Note 9 (c)).

During the three months ended March 31, 2010, Ivanhoe Mines capitalized $0.1 million of interest expense and $0.1 million of accretion expense incurred on the convertible credit facility.

(b)	China Investment Corporation

	March 31,	December 31,
	2010	2009

Principal amount of convertible debenture	$500,000	$500,000

(Deduct) add:
Bifurcation of embedded derivative liability	(313,292)	(313,292)
Accretion of discount	31	10
Reduction of carrying amount upon partial conversion	(93,370)	—

Carrying amount of debt host contract	93,369	186,718

Embedded derivative liability	256,886	358,272

Convertible credit facility	350,255	544,990

Accrued interest	13,030	4,712

Transaction costs allocated to deferred charges	(2,800)	(5,601)

Net carrying amount of convertible debenture	$360,485	$544,101

On November 19, 2009, SouthGobi issued a convertible debenture to a wholly owned subsidiary of China Investment Corporation (“CIC”) for $500.0 million. The convertible debenture is secured, bears interest at 8.0% (6.4% payable semi-annually in cash and 1.6% payable annually in shares of SouthGobi) and has a term of 30 years. The financing primarily will support an accelerated investment program in Mongolia and up to $120.0 million of the financing may also be used for working capital, repayment of debt due on funding, general and administrative expense and other general corporate purposes.

Pursuant to the convertible debentures terms, SouthGobi had the right to call for the conversion of up to $250.0 million of the convertible debenture upon SouthGobi achieving a public float of 25.0% of its common shares under certain agreed circumstances. On March 29, 2010, SouthGobi exercised this right and completed the conversion of $250.0 million of the convertible debenture into 21.5 million shares at a conversion price of $11.64 (Cdn$11.88). Also on March 29, 2010, SouthGobi settled the $1.4 million accrued interest payable in shares on the converted $250.0 million by issuing 0.1 million shares at the 50-day VWAP conversion price of $15.97 (Cdn$16.29). On April 1, 2010, SouthGobi settled the outstanding accrued interest payable in cash on the converted $250.0 million with a cash payment of $5.7 million.

15

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
8.	CONVERTIBLE CREDIT FACILITIES (Continued)
(b)	China Investment Corporation (Continued)

As at March 29, 2010, the fair value of the embedded derivative liability associated with the $250.0 million converted was $102.8 million, a decrease of $9.4 million compared to its fair value at December 31, 2009. The $347.6 million fair value of the SouthGobi shares issued upon conversion exceeded the $193.3 million aggregate carrying value of the debt host contract, embedded derivative liability and deferred charges. The difference of $154.3 million was recorded as a loss on conversion of the convertible debenture.

As at March 31, 2010, the fair value of the embedded derivative liability associated with the remaining $250.0 million principal outstanding was determined to be $256.9 million.

The embedded derivative liability was valued using a Monte Carlo simulation valuation model. A Monte Carlo simulation model is a valuation model that relies on random sampling and is often used when modeling systems with a large number of inputs and where there is significant uncertainty in the future value of inputs and where the movement in the inputs can be independent of each other. Some of the key inputs used by the Monte Carlo simulation include: floor and ceiling conversion prices, risk-free rate of return, expected volatility of SouthGobi’s share price, forward Cdn$ exchange rate curves and spot Cdn$ exchange rates.

Assumptions used in the Monte Carlo valuation model are as follows:

	March 31,	December 31,
	2010	2009

Floor conversion price	Cdn$8.88	Cdn$8.88
Ceiling conversion price	Cdn$11.88	Cdn$11.88
Expected volatility	78%	75%
Risk-free rate of return	4.02%	4.09%
Spot Cdn$ exchange rate	0.98	0.96
Forward Cdn$ exchange rate curve	0.90 – 0.98	0.90 – 0.95

16

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
9.	SHARE CAPITAL
(a)	Equity Incentive Plan

Stock-based compensation charged to operations was allocated between exploration expenses and general and administrative expenses as follows:

	Three Months Ended March 31,
	2010	2009

Exploration	$6,788	$6,847
General and administrative	2,240	3,829

	$9,028	$10,676

Stock-based compensation charged to operations was incurred by Ivanhoe Mines as follows:

	Three Months Ended March 31,
	2010	2009

Ivanhoe Mines Ltd. (i)	$4,106	$7,113
SouthGobi Energy Resources Ltd.	2,349	2,195
Ivanhoe Australia Ltd.	2,573	1,368

	$9,028	$10,676

(i)	During the three months ended March 31, 2010, 713,500 options were exercised, 125,250 options were cancelled and nil options were granted.
(b)	Rio Tinto Placements

In March 2010, Ivanhoe Mines issued 15.0 million shares to Rio Tinto at Cdn$16.31 per share, for total proceeds of $241.1 million (Cdn$244.7 million) (Note 12 (b)).

The following share purchase warrants granted to Rio Tinto during 2006 were outstanding as at March 31, 2010:
(i)
46,026,522 share purchase warrants with exercise prices ranging between $8.38 and $8.54 per share. These warrants are exercisable until one year after the earlier of the date an approved Investment Agreement is reached or October 27, 2009.

(ii)
46,026,522 share purchase warrants with exercise prices ranging between $8.38 and $9.02 per share. These warrants are exercisable until two years after the earlier of the date an approved Investment Agreement is reached or October 27, 2009.

17

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
9.	SHARE CAPITAL (Continued)
(b)	Rio Tinto Placements (Continued)

In addition to the share purchase warrants granted to Rio Tinto during 2006, the following were granted to Rio Tinto during 2008 and were outstanding as at March 31, 2010:
(i)
720,203 share purchase warrants with exercise prices of Cdn$3.15 per share. These warrants are exercisable until one year after the earlier of the date an approved Investment Agreement is reached or October 27, 2009.

(ii)
720,203 share purchase warrants with exercise prices of Cdn$3.15 per share. These warrants are exercisable until two years after the earlier of the date an approved Investment Agreement is reached or October 27, 2009.

(c)	Rio Tinto Financing

As part of the convertible credit facility disclosed in Note 8 (a), Rio Tinto received share purchase warrants exercisable to purchase up to 35.0 million common shares of Ivanhoe Mines at a price of $10.00 per share at any time on or before October 24, 2012. As at March 31, 2010, 35.0 million share purchase warrants were exercisable.

18

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
10.	ACCUMULATED OTHER COMPREHENSIVE INCOME

	Three Months Ended March 31,
	2010	2009

Accumulated OCI at beginning of period
Long-term investments, net of tax of $1,896, $nil	$17,763	$(8,635)
Other long-term investments, net of tax of $nil, $nil	(27,448)	—
Currency translation adjustment, net of tax of $nil, $nil	(6,015)	(18,256)
Noncontrolling interests	1,122	2,669

	$(14,578)	$(24,222)

Other comprehensive income (loss) for the period:
Changes in fair value of long-term investments	$3,896	$6,068
Changes in fair value of other long-term investments	1,085	—
Currency translation adjustments	710	(1,072)
Noncontrolling interests (Note 11)	758	82
Less: reclassification adjustments for gains/losses recorded in earnings:
Investments:
Other than temporary impairment charges	3	—

Other comprehensive income, before tax	6,452	5,078
Income tax expense related to OCI	243	—

Other comprehensive income, net of tax	$6,695	$5,078

Accumulated OCI at end of period
Long-term investments, net of tax of $1,653, $nil	$21,905	$(2,567)
Other long-term investments, net of tax of $nil, $nil	(26,363)	—
Currency translation adjustment, net of tax of $nil, $nil	(5,305)	(19,328)
Noncontrolling interests	1,880	2,751

	$(7,883)	$(19,144)

11.	NONCONTROLLING INTERESTS
At March 31, 2010 there were noncontrolling interests in SouthGobi and Ivanhoe Australia:

	Noncontrolling Interests
	SouthGobi	Ivanhoe Australia	Total

Balance, December 31, 2009	$2,478	$(1,526)	$952

Changes in noncontrolling interests arising from changes in ownership interests	309,606	(120)	309,486
Noncontrolling interests’ share of loss	(58,663)	(1,594)	(60,257)
Noncontrolling interests’ share of other comprehensive loss (Note 10)	—	(758)	(758)

Balance, March 31, 2010	$253,421	$(3,998)	$249,423

19

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
12.	CASH FLOW INFORMATION
(a)	Reconciliation of net loss to net cash flow used in operating activities

	Three Months Ended
	March 31,
	2010	2009

Net loss	$(254,122)	$(58,085)
Income from discontinued operations	(6,585)	(7,336)
Items not involving use of cash
Stock-based compensation	9,028	10,676
Accretion expense	4,170	3,465
Depreciation	3,439	1,284
Accrued interest income	(3,591)	—
Accrued interest expense	13,078	4,711
Unrealized losses on long-term investments	703	—
Unrealized (gains) losses on other long-term investments	(720)	1,189
Realized gain on redemption of other long-term investments	(61)	—
Change in fair value of embedded derivatives	1,372	—
Loss on conversion of convertible debenture	154,316	—
Unrealized foreign exchange (gains) losses	(3,460)	6,766
Share of loss of significantly influenced investees	10,059	4,778
Write-down of carrying value of inventory	6,535	—
Write-down of carrying value of long-term investments	256	—
Deferred income taxes	(3,623)	(31)
Net change in non-cash operating working capital items:
(Increase) decrease in:
Accounts receivable	(4,617)	1,306
Inventories	(555)	(766)
Prepaid expenses	(994)	(412)
Increase (decrease) in:
Accounts payable and accrued liabilities	15,289	(3,389)

Cash used in operating activities of continuing operations	(60,083)	(35,844)
Cash used in operating activities of discontinued operations	—	(3,362)

Cash used in operating activities	$(60,083)	$(39,206)

20

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
12.	CASH FLOW INFORMATION (Continued)
(b)	Supplementary information regarding other non-cash transactions

The non-cash investing and financing activities relating to continuing operations not already disclosed in the Consolidated Statements of Cash Flows were as follows:

	Three Months Ended March 31,
	2010	2009

Investing activities:
Acquisition of property, plant and equipment (i)	$195,357	$—
Financing activities:		—
Partial conversion of convertible debenture (Note 8 (b))	349,079	—

	$544,436	$—

(i)
In March 2010, Ivanhoe Mines and Rio Tinto completed an agreement whereby the Company issued 15.0 million common shares to Rio Tinto for net proceeds of $241.1 million (Cdn$244.7 million) (Note 9 (b)). Ivanhoe Mines used $195.4 million of the proceeds to purchase from Rio Tinto key mining and milling equipment to be installed during the construction of the Oyu Tolgoi Project.

21

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
13.	SEGMENT DISCLOSURES

	Three Months Ended March 31, 2010
	Exploration	Coal	Corporate	Consolidated

REVENUE	$—	$13,917	$—	$13,917
COST OF SALES
Production and delivery	—	(11,197)	—	(11,197)
Depreciation and depletion	—	(2,523)	—	(2,523)
Write-down of carrying value of inventory	—	(6,535)	—	(6,535)

COST OF SALES	—	(20,255)	—	(20,255)

EXPENSES
Exploration	(64,859)	(6,564)	—	(71,423)
General and administrative	—	—	(8,317)	(8,317)
Depreciation	(846)	(64)	(6)	(916)
Accretion of convertible credit facilities	—	(22)	(4,105)	(4,127)
Accretion of asset retirement obligations	(22)	(21)	—	(43)

TOTAL EXPENSES	(65,727)	(26,926)	(12,428)	(105,081)

OPERATING LOSS	(65,727)	(13,009)	(12,428)	(91,164)

OTHER INCOME (EXPENSES)
Interest income	832	575	3,222	4,629
Interest expense	—	(9,759)	(3,640)	(13,399)
Foreign exchange gains (losses)	(211)	(414)	2,295	1,670
Listing fees — SouthGobi	—	—	—	—
Unrealized losses on long-term investments	—	(703)	—	(703)
Unrealized gains (losses) on other long-term investments	—	18	702	720
Realized gain on redemption of other long-term investments	—	—	61	61
Change in fair value of embedded derivatives	—	(1,372)	—	(1,372)
Loss on conversion of convertible debenture	—	(154,316)	—	(154,316)
Write-down of carrying value of long-term investments	—	—	(256)	(256)

LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(65,106)	(178,980)	(10,044)	(254,130)
Recovery (provision) for income taxes	(935)	2,523	1,894	3,482
Share of loss of significantly influenced investees	(401)	—	(9,658)	(10,059)

NET LOSS FROM CONTINUING OPERATIONS	(66,442)	(176,457)	(17,808)	(260,707)
(LOSS) INCOME FROM DISCONTINUED OPERATIONS	—	—	6,585	6,585

NET LOSS	(66,442)	(176,457)	(11,223)	(254,122)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	1,594	—	58,663	60,257

NET LOSS ATTRIBUTABLE TO IVANHOE MINES LTD.	$(64,848)	$(176,457)	$47,440	$(193,865)

CAPITAL EXPENDITURES	$6,477	$32,949	$22	$39,448

TOTAL ASSETS	$537,589	$981,572	$627,642	$2,146,803

During the three months ended March 31, 2010, all of the coal division’s revenue arose from coal sales in Mongolia to two customers. Total revenues by customer were $9.0 million and $4.9 million.

22

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
13.	SEGMENT DISCLOSURES (Continued)

	Three Months Ended March 31, 2009
	Exploration	Coal	Corporate	Consolidated

REVENUE	$—	$3,541	$—	$3,541
COST OF SALES
Production and delivery	—	(2,796)	—	(2,796)
Depreciation and depletion	—	(418)	—	(418)
Write-down of carrying value of inventory	—	—	—	—

COST OF SALES	—	(3,214)	—	(3,214)

EXPENSES
Exploration	(29,950)	(4,115)	—	(34,065)
General and administrative	—	—	(7,768)	(7,768)
Depreciation	(856)	(4)	(6)	(866)
Accretion of convertible credit facilities	—	—	(3,434)	(3,434)
Accretion of asset retirement obligations	(22)	(9)	—	(31)

TOTAL EXPENSES	(30,828)	(7,342)	(11,208)	(49,378)

OPERATING LOSS	(30,828)	(3,801)	(11,208)	(45,837)

OTHER INCOME (EXPENSES)
Interest income	350	9	393	752
Interest expense	—	—	(4,753)	(4,753)
Foreign exchange gains (losses)	(1,385)	(771)	(7,122)	(9,278)
Listing fees — SouthGobi	—	(235)	—	(235)
Unrealized losses on long-term investments	—	—	—	—
Unrealized gains (losses) on other long-term investments	—	—	(1,189)	(1,189)
Realized gain on redemption of other long-term investments	—	—	—	—
Change in fair value of embedded derivatives	—	—	—	—
Loss on conversion of convertible debenture	—	—	—	—
Write-down of carrying value of long-term investments	—	—	—	—

LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(31,863)	(4,798)	(23,879)	(60,540)
Recovery (provision) for income taxes	(72)	29	(60)	(103)
Share of loss of significantly influenced investees	(234)	—	(4,544)	(4,778)

NET LOSS FROM CONTINUING OPERATIONS	(32,169)	(4,769)	(28,483)	(65,421)
(LOSS) INCOME FROM DISCONTINUED OPERATIONS	—	(3,362)	10,698	7,336

NET LOSS	(32,169)	(8,131)	(17,785)	(58,085)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	825	—	1,211	2,036

NET LOSS ATTRIBUTABLE TO IVANHOE MINES LTD.	$(31,344)	$(8,131)	$(16,574)	$(56,049)

CAPITAL EXPENDITURES	$862	$4,787	$7	$5,656

TOTAL ASSETS	$201,316	$111,694	$391,395	$704,405

During the three months ended March 31, 2009, all of the coal division’s revenue arose from coal sales in Mongolia to two customers. Total revenues by customer were $2.0 million and $1.5 million.

23

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
14.	FAIR VALUE ACCOUNTING

The ASC establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2:	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3:	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

The following table sets forth the Company’s assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value at March 31, 2010
	Total	Level 1	Level 2	Level 3

Assets:
Long-term investments	$91,046	$68,184	$22,862	$—
Other long-term investments	178,268	77,211	—	101,057

	$269,314	$145,395	$22,862	$101,057

Liabilities:
Embedded derivative liability	$256,886	$—	$256,886	$—

	$256,886	$—	$256,886	$—

	Fair Value at December 31, 2009
	Total	Level 1	Level 2	Level 3

Assets:
Short-term investments	$14,999	$14,999	$—	$—
Long-term investments	86,443	62,410	24,033	—
Other long-term investments	145,035	47,194	—	97,841

	$246,477	$124,603	$24,033	$97,841

Liabilities:
Embedded derivative liability	$358,272	$—	$358,272	$—

	$358,272	$—	$358,272	$—

The Company’s short-term and long-term investments are classified within Level 1 and 2 of the fair value hierarchy as they are valued using quoted market prices of certain investments, as well as quoted prices for similar investments.

24

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
14.	FAIR VALUE ACCOUNTING (Continued)

The Company’s other long-term investments are classified within Level 1 and 3 of the fair value hierarchy and consist of Long-Term Notes received upon the completion of the Asset-Backed Commercial Paper restructuring, Government of Mongolia T-Bills and money market investments.

The Company’s embedded derivative liability, included within convertible credit facilities (Note 8 (b)), is classified within Level 2 of the fair value hierarchy as it is determined using a Monte Carlo simulation valuation model, which uses readily observable market inputs.

The table below sets forth a summary of changes in the fair value of the Company’s Level 3 financial assets (other long-term investments) for the three months ended March 31, 2010.

	Long-Term Notes	T-Bills	Totals
Balance, December 31, 2009	$24,689	$73,152	$97,841

Accrued interest	—	740	740
Foreign exchange gains	730	—	730
Fair value redeemed	(41)	—	(41)
Unrealized gain	702	1,085	1,787

Balance, March 31, 2010	$26,080	$74,977	$101,057

15.	DISCLOSURES REGARDING FINANCIAL INSTRUMENTS
(a)	The estimated fair value of Ivanhoe Mines’ financial instruments was as follows:

	March 31,		December 31,
	2010		2009
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Cash and cash equivalents	$1,323,645	$1,323,645	$965,823	$965,823
Short-term investments	—	—	14,999	14,999
Accounts receivable	50,975	50,975	39,349	39,349
Long-term investments	95,385	167,574	93,511	154,976
Other long-term investments	178,268	178,268	145,035	145,035

Accounts payable and accrued liabilities	70,205	70,205	55,128	55,128
Amounts due under credit facilities	57,072	57,072	55,523	55,523
Convertible credit facilities	747,879	757,438	928,618	940,380
The fair value of Ivanhoe Mines’ long-term investments was determined by reference to published market quotations, which may not be reflective of future values.

25

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
15.	DISCLOSURES REGARDING FINANCIAL INSTRUMENTS (Continued)

The fair value of Ivanhoe Mines’ other long-term investments, consisting of Long-Term Notes, T-Bills and money market investments, was determined by considering the best available data regarding market conditions for such investments, which may not be reflective of future values.

The fair value of the Rio Tinto convertible credit facility was estimated to approximate the balance of principal and interest outstanding, due primarily to the short-term maturity of this facility.

The fair value of the CIC convertible debenture was estimated to approximate the aggregate carrying amount of the CIC convertible credit facility liability and interest payable. This aggregate carrying amount includes the estimated fair value of the embedded derivative liability which was determined using a Monte Carlo simulation valuation model.

The fair values of Ivanhoe Mines’ remaining financial instruments were estimated to approximate their carrying values, due primarily to the immediate or short-term maturity of these financial instruments.

(b)
Ivanhoe Mines is exposed to credit risk with respect to its accounts receivable. The significant concentrations of credit risk are situated in Mongolia and Australia. Ivanhoe Mines does not mitigate the balance of this risk in light of the credit worthiness of its major debtors.

(c)
Ivanhoe Mines is exposed to interest rate risk with respect to the variable rates of interest incurred on the Rio Tinto convertible credit facility (Note 8 (a)) and amounts due under credit facilities (Note 7). Interest rate risk is concentrated in Canada. Ivanhoe Mines does not mitigate the balance of this risk.

16.	SUBSEQUENT EVENT
On October 6, 2009, the Company, with its subsidiary, Oyu Tolgoi LLC (“OT LLC”) and its strategic partner, Rio Tinto, signed and approved an Investment Agreement with the Mongolian Government. The agreement established a comprehensive framework for maintaining a stable tax and operating environment for the construction and operation of the Oyu Tolgoi Project. On March 31, 2010, the Mongolian Government confirmed that the procedural and administrative conditions contained in the Investment Agreement had been satisfied within the allocated six-month period that has followed the agreement’s official signing on October 6, 2009. On March 31, 2010, the comprehensive Investment Agreement took full legal effect.

26

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
16.	SUBSEQUENT EVENT (Continued)

The Shareholders’ Agreement, which was also signed and approved on October 6, 2009, established the basis upon which the Mongolian Government will, through its wholly-state-owned company, Erdenes MGL LLC (“Erdenes”), acquire and hold the initial 34% equity interest in OT LLC and provides for the respective rights and obligations of the parties as shareholders of OT LLC. The Shareholders’ Agreement also addresses the circumstances and the requirements pursuant to which Ivanhoe Mines and Rio Tinto will arrange financing for Erdenes’ portion of the investment capital needed for the Project.

Subsequent to March 31, 2010, in accordance with the Shareholders’ Agreement, Erdenes and the Company nominated their three and six representatives, respectively, for appointment to OT LLC’s Board of Directors. Ivanhoe Mines will recognize a noncontrolling interest equal to 34% of the carrying amount of OT LLC’s net assets when Erdenes receives fully registered shares of OT LLC. Any difference between the consideration received and the carrying amount of noncontrolling interest will be recognized as an adjustment to additional paid-in capital.

27

1	Interim Report for the three month period ended March 31, 2010.	Share Information Common shares of Ivanhoe Mines Ltd. are listed for trading under the symbol IVN on the New York Stock Exchange, NASDAQ and the Toronto Stock Exchange.	Investor Information All financial reports, news releases and corporate information can be accessed on our web site at www.ivanhoe-mines.com

At May 14, 2010, the Company had 441.5 million common shares issued and outstanding and warrants and stock options outstanding for 149.0 million additional common shares.		Transfer Agents and Registrars CIBC Mellon Trust Company 320 Bay Street Toronto, Ontario, Canada M5H 4A6 Toll free in North America: 1-800-387-0825	Contact Information Investors: Bill Trenaman Media: Bob Williamson Suite 654-999 Canada Place Vancouver, B.C., Canada V6C 3E1 Email: info@ivanhoemines.com Tel: (604) 688-5755
INTRODUCTION
This discussion and analysis of the financial condition and results of operations (MD&A) of Ivanhoe Mines Ltd. should be read in conjunction with the unaudited consolidated financial statements of Ivanhoe Mines Ltd. and the notes thereto for the three months ended March 31, 2010 and with the audited consolidated financial statements of Ivanhoe Mines Ltd. and the notes thereto for the year ended December 31, 2009. These financial statements have been prepared in accordance with United States of America generally accepted accounting principles (U.S. GAAP). In this MD&A, unless the context otherwise dictates, a reference to the Company refers to Ivanhoe Mines Ltd. and a reference to Ivanhoe Mines refers to Ivanhoe Mines Ltd., together with its subsidiaries. Additional information about the Company, including its Annual Information Form, is available at www.sedar.com.
References to “C$” refer to Canadian dollars, “A$” to Australian dollars, and “$” to United States dollars.
This discussion and analysis contains forward-looking statements. Please refer to the cautionary language on page 36.
The effective date of this MD&A is May 14, 2010.
OVERVIEW
HIGHLIGHTS
•
On May 11, 2010, Ivanhoe Mines released a new independent Integrated Development Plan (IDP-10) that estimates the Oyu Tolgoi Project in Mongolia should produce more than 1.2 billion pounds (544,000 tonnes) of copper and 650,000 ounces of gold every year for the first 10 years.

•	Peak single-year production from the Oyu Tolgoi Project is estimated at 1.7 billion pounds (800,000 tonnes) of copper and 1.1 million ounces of gold.
•	Full-scale construction at the Oyu Tolgoi Project is expected to commence in June 2010 and production is expected to commence in mid-2013.
•	The Oyu Tolgoi Project is expected to become one of the world’s top three copper-gold mines.
•	IDP-10 is the first declaration of underground reserves at the Oyu Tolgoi Project contained in the first lift of the Hugo North block-cave mine.
•
On March 31, 2010, Ivanhoe Mines announced the successful completion of the conditions precedent that had been incorporated into the landmark Investment Agreement to build and operate the Oyu Tolgoi Project. The Investment Agreement, which creates a stable and long-term regulatory, fiscal and legal environment for the project, now has taken full legal effect and the Mongolian Government has become a partner in the development of the Oyu Tolgoi Project.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
•
During Q1’10, Ivanhoe Mines’ 57%-owned subsidiary, SouthGobi Resources (SGQ — TSX; 1878 - HK), reported coal sales of $13.9 million from its Ovoot Tolgoi mine in southern Mongolia, representing approximately 426,000 tonnes of coal sold to customers in China.

•
On March 31, 2010, Ivanhoe Mines’ 81%-owned subsidiary, Ivanhoe Australia (IVA — ASX), announced the completion of a scoping study on the Merlin Deposit. The study indicates that Merlin has the potential to become a high-return project with strong long-term cashflows.

•
On March 25, 2010, Ivanhoe Mines announced that it had increased its interest from 49% to 50% in Altynalmas Gold Ltd., the company that holds 100% ownership of the Kyzyl Gold Project in Kazakhstan. Ivanhoe Mines and its strategic partner will proceed to advance the Kyzyl Project into production as soon as possible.

•
On May 7, 2010, Ivanhoe Mines shareholders approved a shareholders’ rights plan that will ensure fair treatment of all Ivanhoe Mines shareholders during any takeover bid for Ivanhoe Mines’ outstanding common shares.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
INDEX

The MD&A is comprised of the following sections:

1. Selected Quarterly Data

2. Review of Operations

A. Exploration Activities

i. Mongolia

ii. Australia

iii. Kazakhstan

iv. Other exploration

v. Other

B. Discontinued Operations

C. Administrative and Other

3. Liquidity and Capital Resources

4. Share Capital

5. Outlook

6. Off-Balance-Sheet Arrangements

7. Contractual Obligations

8. Changes in Accounting Policies

9. Critical Accounting Estimates

10. Recent Accounting Pronouncements

11. International Financial Reporting Standards

12. Risks and Uncertainties

13. Related-Party Transactions

14. Changes in Internal Control over Financial Reporting

15. Qualified Persons

16. Cautionary Statements

17. Forward-Looking Statements

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
SELECTED QUARTERLY DATA
($ in millions of dollars, except per share information)

	Quarter Ended
	Mar-31	Dec-31	Sep-30	Jun-30
	2010	2009	2009	2009
Revenue	$13.9	$9.9	$11.9	$10.7
Exploration expenses	(71.4)	(67.2)	(40.6)	(35.2)
General and administrative	(8.3)	(15.0)	(12.5)	(10.5)
Foreign exchange gains (losses)	1.7	2.2	19.5	21.7
Change in fair value of embedded derivatives	(1.4)	(45.0)	—	—
Gain on sale of long-term investments	—	—	1.4	—
Loss on conversion of convertible credit facility	(154.3)	—	—	—
Net (loss) income from continuing operations	(200.5)	(138.7)	(47.5)	(27.0)
Income (loss) from discontinued operations	6.6	9.2	(22.3)	2.1
Net (loss) income	(193.9)	(129.5)	(69.8)	(24.9)

Net (loss) income per share — basic
Continuing operations	$(0.47)	$(0.35)	$(0.12)	$(0.07)
Discontinued operations	$0.02	$0.03	$(0.06)	$0.00
Total	$(0.45)	$(0.32)	$(0.18)	$(0.07)

Net (loss) income per share — diluted
Continuing operations	$(0.47)	$(0.35)	$(0.12)	$(0.07)
Discontinued operations	$0.02	$0.03	$(0.06)	$0.00
Total	$(0.45)	$(0.32)	$(0.18)	$(0.07)

	Quarter Ended
	Mar-31	Dec-31	Sep-30	Jun-30
	2009	2008	2008	2008
Revenue	$3.5	$3.1	$0.0	$0.0
Exploration expenses	(34.1)	(73.0)	(56.8)	(66.0)
General and administrative	(7.8)	(8.1)	(5.1)	(7.5)
Foreign exchange (losses) gains	(9.3)	(40.6)	(20.0)	(1.0)
Writedown of other long-term investments	—	(18.0)	—	—
Gain on sale of long-term investments	—	—	—	201.4
Loss on conversion of convertible credit facility	—	—	—	—
Net (loss) income from continuing operations	(63.4)	(165.0)	(95.8)	119.6
Income from discontinued operations	7.4	5.0	7.8	7.9
Net (loss) income	(56.0)	(160.0)	(88.0)	127.5
Net (loss) income per share — basic
Continuing operations	$(0.17)	$(0.44)	$(0.25)	$0.32
Discontinued operations	$0.02	$0.01	$0.02	$0.02
Total	$(0.15)	$(0.43)	$(0.23)	$0.34

Net (loss) income per share — diluted
Continuing operations	$(0.17)	$(0.44)	$(0.25)	$0.29
Discontinued operations	$0.02	$0.01	$0.02	$0.02
Total	$(0.15)	$(0.43)	$(0.23)	$0.31

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
REVIEW OF OPERATIONS
Ivanhoe Mines is an international exploration and development company with activities concentrated in Central Asia and the Asia Pacific Region. The Company’s principal assets include:
•
The Oyu Tolgoi copper and gold project in southern Mongolia. Ivanhoe Mines’ ownership will be reduced to 66% as Mongolia’s state-owned company, Erdenes MGL LLC (Erdenes), will acquire a 34% interest in the Oyu Tolgoi Project upon the receipt of fully registered shares of Oyu Tolgoi LLC (OT LLC).

•
A 57% interest in SouthGobi Resources, which is producing and selling coal from its Ovoot Tolgoi Mine in southern Mongolia to customers in China and is conducting ongoing exploration and development programs at several other Mongolian coal prospects.

•
An 81% interest in Ivanhoe Australia, which owns the Merlin Project, a high-grade molybdenum and rhenium deposit in Queensland, Australia. Ivanhoe Australia also is continuing to explore and advance its iron-oxide-copper-gold (IOCG) projects in the Cloncurry region.

•	A 50% interest in Altynalmas Gold, which owns the Kyzyl Gold Project that hosts the Bakyrchik and Bolshevik gold deposits in Kazakhstan.
In Q1’10, Ivanhoe Mines recorded a net loss of $193.9 million ($0.45 per share) compared to a net loss of $56.0 million ($0.15 per share) in Q1’09, representing an increase of $137.9 million. Results for Q1’10 were mainly affected by $71.4 million in exploration expenses, $20.3 million in cost of sales, $8.3 million in general and administrative expenses, $13.4 million in interest expense, $154.3 million in loss on conversion of convertible credit facility and $10.1 million in share of losses of significantly influenced investees. These amounts were offset by coal revenue of $13.9 million, $4.6 million in interest income, $6.6 million in income from discontinued operations and $1.7 million in mainly unrealized foreign exchange gains.
Exploration expenses of $71.4 million in Q1’10 increased $37.3 million from $34.1 million in Q1’09. The exploration expenses included $59.2 million spent in Mongolia ($26.9 million in Q1’09), primarily for Oyu Tolgoi and Ovoot Tolgoi, and $10.8 million incurred by Ivanhoe Australia ($6.1 million in Q1’09). Exploration costs are charged to operations in the period incurred and often represent the bulk of Ivanhoe Mines’ operating loss for that period. Ivanhoe Mines will commence capitalizing Oyu Tolgoi development costs in Q2’10.
Ivanhoe Mines’ cash position, on a consolidated basis at March 31, 2010, was $1.3 billion. As at May 14, 2010, Ivanhoe Mines’ current consolidated cash position is approximately $1.3 billion.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
A. EXPLORATION ACTIVITIES
In Q1’10, Ivanhoe Mines expensed $71.4 million in exploration and development activities, compared to $34.1 million in Q1’09. In Q1’10, Ivanhoe Mines’ exploration and development activities were largely focused in Mongolia and Australia.
Summary of exploration and development expenditures by location:
(Stated in $000’s of dollars)

	Three Months Ended March 31,
	2010	2009

Mongolia
Oyu Tolgoi	$52,123	$22,611
Coal Division	6,564	4,115
Other Mongolia Exploration	552	159

	59,239	26,885
Australia	10,818	6,081
Indonesia	547	677
Other	819	422

	$71,423	$34,065

MONGOLIA
OYU TOLGOI COPPER-GOLD PROJECT
The Oyu Tolgoi Project is approximately 550 kilometres south of Ulaanbaatar and 80 kilometres north of the Mongolia-China border. Mineralization on the property consists of porphyry-style copper, gold and molybdenum contained in a linear structural trend (the Oyu Tolgoi Trend), with a strike length that extends over 20 kilometres. Mineral resources have been identified in a series of deposits throughout this trend. They include, from south to north, the Heruga Deposit, the Southern Oyu deposits (Southwest Oyu, South Oyu, Wedge and Central Oyu), and the Hugo Dummett Deposit (Hugo South, Hugo North and Hugo North Extension).
In Q1’10, Ivanhoe Mines incurred exploration expenses of $52.1 million at Oyu Tolgoi, compared to the $22.6 million incurred in Q1’09. A significant portion of the Q1’10 expenditures was related directly to development work. Ivanhoe Mines will commence capitalizing Oyu Tolgoi development costs in Q2’10.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Ivanhoe Mines announces new 2010 Integrated Development Plan for Oyu Tolgoi; Includes declaration of first underground mineral reserves for Hugo Dummett underground block-cave mine
On May 11, 2010, Ivanhoe Mines announced that a new, independent Integrated Development Plan confirms that Ivanhoe Mines’ Oyu Tolgoi Project in southern Mongolia has the mineral resources to become one of the world’s top three copper-gold producers and an industry model of responsible, environmentally-sound mineral development.
The new plan, IDP-10, is a comprehensive update of the original 2005 Integrated Development Plan and supports Ivanhoe Mines’ commitment to advance Oyu Tolgoi into full construction, with production of copper and gold expected to begin in 2013.
The Oyu Tolgoi development blueprint contains the first published declaration of underground reserves for the planned Hugo Dummett block-cave mine. It also presents the results of extensive studies of two complementary development scenarios:
1.	A Reserve Case, based only on Proven & Probable Mineral Reserves established to this point in time, which would sustain mining for a projected 27 years.
2.
A Life-of-Mine Sensitivity Case, which adds to the Reserve Case a large base of resources identified through exploration to date but currently classified only to the level of Inferred Resources under Canada’s internationally recognized definitions standards. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorized as mineral reserves, and there is no certainty that the Life-of-Mine Sensitivity Case will be realized. The IDP-10 estimates that the Life-of-Mine Sensitivity Case would sustain mining at Oyu Tolgoi for a projected 59 years. Part of the ongoing exploration program at Oyu Tolgoi is directed at upgrading Inferred Resources to higher classifications, as has been progressively accomplished during the past nine years of exploration and discovery at the project.

In both cases, the average annual production at Oyu Tolgoi over the first 10 years would exceed 1.2 billion pounds (544,000 tonnes) of copper and 650,000 ounces of gold.
IDP-10 independent report prepared by international experts
The 2010 Integrated Development Plan is an independent report commissioned for the project by Ivanhoe Mines from a team of the world’s foremost engineering, mining and environmental consultants, led by Australia-based AMEC Minproc and including U.S.-based Stantec Engineering. The complete Plan, a technical report compliant with Canada’s NI 43-101 reporting standard, soon will be made available on SEDAR.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
The scale of the Oyu Tolgoi Project has increased significantly since the release of the first Integrated Development Plan in 2005. In accordance with its corporate responsibilities as a public company, Ivanhoe Mines, the project’s controlling shareholder, has commissioned updates that reflect independent analyses of project economics, increased mineral resources and reserves and revised valuation estimates. Disclosure of this accumulated information incorporated in the updated IDP-10 has been triggered by the completion of the Oyu Tolgoi Investment Agreement, which took full legal effect on March 31, 2010, which enabled the use of the agreement’s fiscal provisions in modelling for the IDP-10.
The IDP-10 was prepared independently of Rio Tinto and the joint Ivanhoe Mines-Rio Tinto Oyu Tolgoi Technical Committee. The IDP-10 recommends that OT LLC, the Mongolian company that is developing and will operate the mining complex, conduct a comprehensive review to establish a baseline for the Project with a goal of improving or optimizing value. The IDP-10 also recommends that its conclusions be reviewed and analyzed by the joint Technical Committee to help determine detailed plans for the ongoing implementation of the Project.
Scenario 1: Highlights of the Reserve Case
The Reserve Case sets out the likely path of development for the initial phases of the Oyu Tolgoi group of deposits (stages 1 through 9 of the open pit on the Southern Oyu deposits and the first lift, Lift 1, of the Hugo North Deposit’s underground block-cave mine).
•
The first lift of the planned underground block cave on the Hugo North Deposit contains 437 million tonnes of Probable Reserve at 1.90% copper and 0.42 grams of gold per tonne - the project’s first declaration of an underground reserve since discoveries began at Oyu Tolgoi in 2001.

•	The planned open pit on the Southern Oyu copper and gold deposits contains a Proven and Probable Reserve of 955 million tonnes at 0.49% copper and 0.35 grams of gold per tonne.
•	The total mineral reserve (Proven & Probable) contains 1.393 billion tonnes at 0.93% copper and 0.37 grams of gold per tonne.
•
Total production of 25.2 billion pounds (11.5 million tonnes) of copper and 13.1 million ounces of gold is projected from mining only the open pit on the Southern Oyu deposits and the first lift of the underground block cave on the Hugo North Deposit.

•	Production is expected to commence in mid-2013.
•	The ore processing plant would be expanded from an initial 36.5 million tonnes per year to 58 million tonnes per year (100,000 to 160,000 tonnes per day) by the end of the fifth year of operations.
•	Peak single-year production is estimated at 1.7 billion pounds (800,000 tonnes) of copper and 1.1 million ounces of gold.
•
The economic analysis projects an after-tax Net Present Value (NPV) of $4.536 billion at an 8% discount rate, an Internal Rate of Return (IRR) of 16.33% and a payback period of 6.32 years (based on $2.00/lb. copper and $850/oz. gold).

•	Based on metal prices on May 10, 2010, of $3.23/lb. copper and $1,200/oz. gold, the NPV would be $12.6 billion, with an IRR of 26.3% and a payback period of 4.73 years.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Scenario 2: Highlights of the Life-of-Mine Sensitivity Case
The Life-of-Mine Sensitivity Case reflects the development flexibility that exists with later phases of the Oyu Tolgoi group of deposits, which currently include the Heruga Deposit, the Hugo South Deposit and the second lift of the Hugo North Deposit. These subsequent phases will require separate development decisions in the future based on conditions prevailing at the time and the accumulated experience gained from developing and operating the initial phases of the project.
Accordingly, the Life of Mine (Sensitivity) Case is effectively a preliminary assessment. Insofar as the Life-of-Mine Sensitivity Case includes an economic analysis that is based, in part, on Inferred Mineral Resources, the Life-of-Mine Sensitivity Case does not have as high a level of certainty as the Reserve Case. Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorized as Mineral Reserves, and there is no certainty that the Life-of-Mine Sensitivity Case will be realized.
•
Oyu Tolgoi has been independently affirmed to be a world-class mineral resource. The Life-of-Mine Sensitivity Case is intended to show the significant, long-term potential of all classifications of the entire mineral resource that has been identified to date at Oyu Tolgoi.

•
The Life-of-Mine Sensitivity Case would produce more than twice as much copper and gold as projected under the shorter-term Reserve Case, which is limited to the Southern Oyu open pit and the first lift from the Hugo North underground mine.

•
With a mine life projected to be 59 years, Oyu Tolgoi would process an average of 58 million tonnes of ore per year (160,000 tpd), yielding total production of 52.5 billion pounds of copper (23.8 million tonnes) and 26.4 million ounces of gold.

•
The projected 59-year mine life incorporates the Reserve Case’s Proven and Probable mineral reserves at the Southern Oyu open pit and the Hugo North block-cave’s Lift 1 — and also adds Inferred Resources from the Hugo North block-cave’s Lift 2 and the Hugo South and Heruga deposits.

•	Mining of all resources delivers an after-tax NPV of $5.614 billion (based on $2.00/lb. copper and $850/oz. gold).
•	A Real Options analysis produces an after-tax NPV of $7.55 billion, based on stochastic modelling with long-term prices of $2.00/lb. copper and $850/oz. gold.
•	Based on metal prices on May 10, 2010, of $3.23/lb. copper and $1,200/oz. gold, the NPV would be $15.3 billion, with an IRR of 26.7% and a payback period of 4.62 years.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Production and Financial Results

Life-of-Mine
Description	Reserve Case	Sensitivity Case

Inventory	Mineral Reserve	Mineral Reserve plus Inferred Resources
Peak production rate per year	58 million tonnes per year	58 million tonnes per year
Peak production rate per day	160,000 tonnes per day (tpd)	160,000 tonnes per day (tpd)
Total processed	1,393 million tonnes	3,019 million tonnes
Net smelter return (NSR)	$32.57/t	$32.37/t
Copper grade	0.93%	0.89%
Gold grade	0.37g/t	0.34g/t
Copper recovered	25.2 billion lb.	52.6 billion lb.
Gold recovered	13.1 million oz.	26.2 million oz.
Mine life	27 years	59 years
Initial capital — (100,000 tpd concentrator — Southern Oyu Open Pit)	$3.5 billion	$3.5 billion
Pre-production underground capital	$1.1 billion	$1.1 billion
Total project cash requirement	$4.6 billion	$4.6 billion
10-year cash cost (net of gold credits)	0.45 cents/lb.	0.44 cents/lb.
NPV (8%) after tax	$4.536 billion	$5.614 billion
IRR after tax	16.33%	16.73%
Payback period	6.32 years	6.22 years

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
The Life-of-Mine Sensitivity Case includes an economic analysis that is based, in part, on Inferred Resources that do not have as high a level of certainty as the Reserve Case. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorized as mineral reserves, and there is no certainty that the Life-of-Mine Sensitivity will be realized.
Resources continuing to increase at Oyu Tolgoi
The IDP-10 is based on updated Reserve and Resource estimates filed on March 31, 2010. Total resources for the deposits at Oyu Tolgoi now are estimated to contain 1.4 billion tonnes at a grade of 1.33% copper and 0.47 grams of gold per tonne in the Measured and Indicated category. These classifications contain an estimated 40.6 billion pounds (18.4 million tonnes) of copper and 20.9 million ounces of gold — providing a total copper equivalent of 49.8 billion pounds (22.6 million tonnes).
In the Inferred category, Oyu Tolgoi now is estimated to contain an additional 2.4 billion tonnes at a grade of 0.78% copper and 0.33 grams of gold per tonne. This Inferred Resource contains:
•	an estimated 40.6 billion pounds (18.4 million tonnes) of copper, an increase of 2.4 billion pounds (1.1 million tonnes), or 6.2%, since March 2008;
•	25.3 million ounces of gold, an increase of 1.1 million ounces, or 4.8%, since March 2008; and
•	a copper equivalent of 53.2 billion pounds (24.1 million tonnes), an increase of 3.2 billion pounds (1.5 million tonnes), or 6.4%, since March 2008.
Significantly, the revised estimate of mineral reserves, a sub-set of the resources, adds underground reserves of 437 million tonnes. The revised estimate also extends the reserves in the proposed open-pit mine to 955 million tonnes, an increase of 2.6% since February 2006.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)

Total Oyu Tolgoi Project Mineral Reserve, May 2010
					Recovered Metal
	Ore	NSR	Cu	Au	Copper	Gold
Deposit	(Mt)	($/t)	(%)	(g/t)	(Mlb)	(koz)
Southern Oyu Deposits
Proven	127	21.38	0.58	0.93	1,399	2,994
Probable	828	10.81	0.48	0.27	6,980	5,229

Mineral Reserve (Proven + Probable)	955	12.21	0.49	0.35	8,380	8,223
Hugo Dummett Deposits
Probable (Hugo North — Ivanhoe)	410	51.12	1.90	0.40	15,823	4,368
Probable (Hugo North — EJV Shivee Tolgoi)	27	55.57	1.85	0.72	1,032	531

Mineral Reserve (Probable) (All Hugo North)	437	51.40	1.90	0.42	16,855	4,899
Oyu Tolgoi Project Mineral Reserve
Proven	127	21.38	0.58	0.93	1,399	2,994
Probable	1,266	24.84	0.97	0.32	23,835	10,127

Mineral Reserve (Proven + Probable)	1,393	24.52	0.93	0.37	25,234	13,121
Notes:

1.
Metal prices used for calculating the Southern Oyu Open Pit NSR are copper $1.30/lb., gold $500/oz., and silver $9.50/oz., based on long-term metal price forecasts at the beginning of the mineral reserve work. The analysis indicates that the reserve is still valid at these metal prices.

2.
Metal prices used for calculating the Hugo North Underground NSR are copper $1.50/lb., gold $640/oz. and silver $10.50/oz., based on long-term metal price forecasts at the beginning of the mineral reserve work. The analysis indicates that the reserve is still valid at these metal prices.

3.	The base case financial analysis has been prepared using current long term metal price estimates of copper $2.00/lb., gold $850/oz. and silver $13.50/oz.

4.
For the open pit, the processing and general administration operating costs that have been used to determine cut-off grades are: Southwest and Central Chalcopyrite $3.88/t, Central Chalcocite and Central Covellite $3.41/t.

5.	The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

6.	For the underground block cave, all material within the shell has been converted to mineral reserve. This includes inferred material with zero grade that has been treated as dilution.

7.	Only measured resources were used to report proven reserves and only indicated resources were used to report probable reserves.

8.
EJV is the Entrée Gold Joint Venture. Ivanhoe Mines’ rights in the Shivee Tolgoi and Javkhlant mining licences are included in the Contract Area covered by the Oyu Tolgoi Investment Agreement. Activities in the Contract Area will be the responsibility of Oyu Tolgoi LLC, which will receive 70-80% of cash flows from the EJV licences after capital and operating costs.

9.	The mineral reserves are not additive to the mineral resources.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Common start-up plan creates base for two development scenarios
As studied in the IDP-10, both the Reserve Case and the alternative Life-of-Mine Sensitivity Case share the same underlying plan for the construction and operation of an initial concentrator facility that would process 100,000 tonnes of ore per day (36.5 million tonnes per year). By the end of the fifth year of operation, the concentrator would be expanded to a capacity of 160,000 tonnes per day (58 million tonnes per year).
Under the common start-up plan, ore initially would be sourced from the open-pit mine on the Southern Oyu deposits while the adjacent, higher-grade underground mine on the Hugo Dummett Deposit is developed toward full production of 85,000 tonnes per day. The expansion would be timed to provide for the processing of ore to be mined from underground, as well as the open pit, when operations reach full capacity. The initial infrastructure to be constructed to support the mining also is common to both cases.
All the Proven and Probable ore included in the Reserve Case would be from mineral resources classified as Measured and Indicated, which would be mined from the open pit on the Southern Oyu deposits and the first lift of the underground block cave on the Hugo North Deposit.
Expanding on the Reserve Case, the Life-of-Mine Sensitivity Case is based on the addition of Inferred Resources from the proposed second lift of the Hugo North block cave, as well as Inferred Resources from additional block caves at the Hugo South and Heruga deposits. This expanded development plan would create a much larger resource base for mining. The study of this case shows the possible development plan for all of the currently identified future mining areas at Oyu Tolgoi and the significant, long-life potential of the entire mineral resource at Oyu Tolgoi.
The economic analysis of the Reserve and Life-of-Mine cases used a price assumption of $2.00/lb. for copper and $850/oz. for gold at a discount rate of 8%. The basis of the operational framework of the mine used in the analysis is current Mongolian legislation and also the terms of the October 2009 Investment Agreement between Ivanhoe Mines, its strategic partner, Rio Tinto, and the Government of Mongolia.
Additional features of the IDP-10
•	Mining of the open pit on the Southern Oyu deposits and the first lift of the underground block cave on the Hugo North Deposit is confirmed as the foundation for long-term development plans.

•
Total cash costs are estimated at $0.45 per pound of payable copper produced, after gold credits, over the first 10 years (using a gold price of $850/oz.). Total cash costs are conservatively defined to include minesite costs and all treatment, refining, transport and royalty costs arising from product sales.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
•	Cash costs for the Life-of-Mine Sensitivity Case, after gold credits, will be $0.73/lb.

•
The initial capital cost required to achieve first production from the open-pit mine on the Southern Oyu deposits is forecast at $4.6 billion. This amount includes $1.1 billion to be spent advancing underground development at the Hugo North Deposit in preparation for the start of block-cave mining.

Summary of key results of the 2010 IDP
Economic results have been generated using metal prices of $2.00/lb. copper and $850/oz. gold. Under these assumptions, capital expansion programs would be funded from mine operations.
Detailed baseline capital estimates originally were prepared for plant and infrastructure in Q4’07. These estimates have been trended for the IDP-10 up to December 2009, with reference to scope changes and to changes in the underlying escalation indices in the United States, Mongolia and China.
No provision has been made for escalation during construction. All other anticipated pre production cash costs of Oyu Tolgoi LLC have been classified as capital for the purposes of IDP10, including the prepayment of taxes to the Government of Mongolia required under the terms of the Investment Agreement.
Capital and project-schedule assumptions will continue to be updated during initial construction activities as project financing discussions progress.
Next steps in the development of Oyu Tolgoi
On October 6, 2009, Ivanhoe Mines, Rio Tinto and the Government of Mongolia signed a long-term Investment Agreement for the construction and operation of the Oyu Tolgoi Project. The Investment Agreement established terms for bringing the Government of Mongolia into the Project as a 34% shareholder and also established the long-term, stable, fiscal and legal environment that Ivanhoe Mines and Rio Tinto required before committing to the construction and production phases of the project’s development.
In late 2009, the joint Ivanhoe Mines-Rio Tinto Oyu Tolgoi Technical Committee conditionally approved a $758 million budget for 2010 to begin full-scale construction of Oyu Tolgoi. The budget for 2010 contains Ivanhoe Mines’ repurchase from Rio Tinto of major items of mining and milling equipment completed in March 2010 at a value of $195.4 million. The equipment includes principal components for the 100,000-tonne-per-day Oyu Tolgoi phase-one copper-gold concentrator, including two large, 38-foot-diameter, semi-autogenous grinding (SAG) mills, four ball mills, re-grind mills, crushers, motors, gearless drives, conveyors and flotation cells. Also included is the hoist and major components for the sinking of Shaft #2 — the 10-metre-diameter, main production shaft for the underground block-cave mine at the Hugo North Deposit.
The 2010 budget provides for an early start on a site-wide development program.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Work in 2010 is planned to include:
•	Resumption of the sinking of the 10-metre-diameter Shaft #2, which will be used to hoist ore to the surface from the deep, underground, copper-gold-rich Hugo Dummett Deposit.

•	A start on construction of a 97-metre-tall (approximately 31-storey), reinforced-concrete headframe for Shaft #2.

•	Pouring the concrete foundation for the 100,000-tonne-per-day concentrator and deliveries of building materials for the concentrator and infrastructure.

•	Installation of a 20-megawatt power station and 35-kilovolt distribution system.

•	Initial earthworks for the open-pit mine at the Southern Oyu deposits.

•	Continuation of lateral underground development off Shaft #1 at the Hugo Dummett Deposit.

•	A start on construction of a 105-kilometre highway link to the Mongolia-China border, which will be fully paved by the time production begins.

•	A start on construction of a regional airport, with a concrete runway to accommodate Boeing 737-sized aircraft.
Ivanhoe Mines advancing project financing plan
Ivanhoe Mines is advancing its financing plan for the project. Ivanhoe Mines consolidated cash position at March 31, 2010 was approximately $1.32 billion, of which $590 million is solely available for use by Ivanhoe Mines. This amount, combined with the future proceeds from the expected exercise by Rio Tinto of its Ivanhoe warrants valued at a total of approximately $1.2 billion, will provide the foundation for the funding of the Oyu Tolgoi Project.
In January 2010, Ivanhoe Mines appointed New York-based leading global investment banking firm Citi and independent mining-sector specialist Hatch Corporate Finance (Hatch), of London, England, to evaluate and advise the company on a range of strategic options to further enhance shareholder value.
Citi and Hatch are assisting Ivanhoe’s management to evaluate a range of options that include, but are not limited to, potential debt/equity offerings, a credit facility, the sale of subsidiaries, equity investments, project financing and/or various corporate transactions.
Commitment to sustainable communities and best-practice environmental management
OT LLC seeks to work in partnership with Mongolian communities and leaders to ensure that demonstrable sustainable benefits from the Oyu Tolgoi Project’s business reach Mongolians in the South Gobi region and nationally. These partnerships are driven by strategies and plans that align the development aspirations of the Mongolian Government and the people of Mongolia with the Oyu Tolgoi Project’s business objectives. At the heart of these partnerships are enduring relationships with Mongolian communities, government, civil society and like-minded international stakeholders based on trust, openness and the joint pursuit of mutual interests.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Sound environmental practices are key to sustainable communities. OT LLC is complying with internationally accepted standards and policies regarding environmental performance and the management of socio-economic effects on communities, as described in Ivanhoe Mines’ Statement of Values and Responsibilities. The Values Statement declares Ivanhoe’s support of the United Nations Universal Declaration of Human Rights, commitment to best environmental practices, respect for cultural diversity, support of local businesses, creation of opportunities for skills acquisition and assurance of safe and healthy working conditions.
Present status of work at Oyu Tolgoi
Shaft #1 was completed in 2009 to a depth of 1,385-metres and is supporting the initial development program underway for the Hugo North underground mine. The underground lateral development currently covers a total of approximately 1,700 metres and development rates are exceeding initial estimates. In addition, surface works for the construction of Shaft #2 have been completed.
Site earthworks have been undertaken in preparation for the laying of the concentrator foundation. An initial 1,800-person construction camp has been built and the construction warehousing facility was completed in early 2010.
By March 2010, engineering for the copper concentrator facility was 75% complete and engineering for the required infrastructure was 50% complete.
Key management for construction and operations has been engaged and is in place in Mongolia in preparation for the start of full-scale construction.
The Mongolian Government joins Ivanhoe Mines and Rio Tinto as a partner in Oyu Tolgoi since procedural and administrative conditions precedent have been satisfied
On March 31, 2010, the Mongolian Government confirmed that the procedural and administrative conditions contained in the Investment Agreement had been satisfied within the allocated six-month period that followed the agreement’s official signing on October 6, 2009, thereby ensuring that the Investment Agreement has taken full legal effect.
The Investment Agreement established a comprehensive framework for maintaining a stable tax and operating environment for the construction and operation of the Oyu Tolgoi Project.
Upon the receipt of fully registered shares of OT LLC, the Mongolian Government will acquire a 34% interest in Oyu Tolgoi’s licence holder, OT LLC, while Ivanhoe Mines will retain a controlling 66% interest in OT LLC. Provisions of the Investment Agreement address the amount and term of the parties’ investments in the Oyu Tolgoi Project, protection of those investments and the right to realize the benefits from such investments, as well as the conduct of mining with minimum environmental impact and progressive rehabilitation, the social and economic development of the South Gobi Region and the training and employment of thousands of new workers in Mongolia.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
The Shareholders’ Agreement, which accompanied the Investment Agreement and also was signed on October 6, 2009, established the basis on which the Mongolian Government, through its wholly-state-owned company, Erdenes, will acquire and hold the initial 34% equity interest in OT LLC and provides for the respective rights and obligations of the parties as shareholders of OT LLC. The Shareholders’ Agreement also addresses the circumstances and the requirements pursuant to which Ivanhoe Mines and Rio Tinto will arrange financing for the Oyu Tolgoi Project and for Erdenes’ portion of the investment capital needed for the Project.
Noteworthy provisions of the approved Investment Agreement and Shareholders’ Agreement also include:
•
Ivanhoe Mines will arrange financing for the construction of the Oyu Tolgoi Project within two years of the Investment Agreement taking effect. Production must begin within five years of financing being secured.

•
Ivanhoe Mines will fund the construction of the Oyu Tolgoi Project through loans and equity obtained during the construction and initial production periods. Ivanhoe Mines will receive loan repayments, redemption of equity, dividends and interest at a rate of 9.9% adjusted to the US CPI.

•	Erdenes is entitled to nominate three directors and Ivanhoe Mines will nominate six directors to the nine-member board of directors of OT LLC.

•
Ivanhoe Mines will nominate the management team that will be responsible for Oyu Tolgoi’s core operations. Management services payments will be received, based on capital and operating costs, through the construction period and after production begins.

•
The Mongolian Government has the option to purchase an additional equity interest of 16% of OT LLC, at an agreed upon fair-market value, one year after the expiry of the initial 30-year term of the Investment Agreement and following the start of the permitted 20-year extension. If exercised, this additional equity interest would give the Mongolian Government a total maximum interest of 50% of OT LLC for the remainder of the Oyu Tolgoi Project’s operational life. Ivanhoe Mines would continue to hold management rights over the project and hold a deciding vote at board and shareholder meetings.

A 50-year assurance of stability
Given the extent of the mineral discoveries associated with the Oyu Tolgoi Project and the potential for additional discoveries, Ivanhoe Mines and the Mongolian Government agreed that the approved and signed Investment Agreement should conform with Mongolia’s current Minerals Law specifying that certain deposits of strategic importance qualify for 30 years of stabilized tax rates and regulatory provisions, with an option of extending the term of the Investment Agreement for an additional 20 years.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Major taxes and rates stabilized for the life of the Investment Agreement include: corporate income tax; customs duty; value-added tax; excise tax; royalties; exploration and mining licences; and immovable property and/or real estate tax. Additionally, the Investment Agreement required the enactment by Parliament of a sunset provision of January 1, 2011, applicable to the existing windfall profit tax that otherwise applied to copper and gold projects in Mongolia so that the windfall profit tax will not apply to the Oyu Tolgoi Project.
OT LLC also will receive a 10% investment tax credit on all capital expenditures and investments made throughout the initial Oyu Tolgoi construction period. Any future taxes introduced will not be imposed on the Project unless future legislation is more favourable, in which case Ivanhoe Mines may request the more favourable treatment. If Mongolia enters a tax or bilateral treaty that provides greater benefits to the investor, Ivanhoe Mines may request the benefit of such law, regulation or treaty to help ensure that a stable taxation and operating environment is maintained. In addition, Ivanhoe Mines will have the opportunity to apply a favourable loss-carry-forward benefit to the Project as previously enacted into law by Parliament and clarified for application to the Project by the Investment Agreement.
Ivanhoe Mines nominates former Mongolian diplomat to lead Board of company building the Oyu Tolgoi mine
On May 12, 2010, Ivanhoe Mines announced that former Mongolian diplomat Galsan Batsukh has been nominated to become Chairman of the Board of Directors of OT LLC, which is building, and will operate, the Oyu Tolgoi Project.
Under provisions of the Shareholders’ Agreement, Ivanhoe Mines appoints six of the nine members of the OT LLC Board of Directors and also nominates the Chairman. The Mongolian Government appoints three Directors. Mr. Batsukh’s nomination as Chairman will be confirmed at the first meeting of OT LLC’s new Board being planned for June 2010.
The complete list of appointees to the OT LLC Board is contained in Ivanhoe Mines’ news release of May 12, 2010.
Rio Tinto increased its interest in Ivanhoe Mines to 22.4%
In March 2010, Ivanhoe Mines issued 15.0 million common shares to Rio Tinto at C$16.31 per share for total proceeds of C$244.7 million ($241.1 million). Ivanhoe Mines used C$198.2 million ($195.4 million) of the proceeds to purchase from Rio Tinto key mining and milling equipment to be installed during the construction of the Oyu Tolgoi Project. Ivanhoe Mines will use the balance of the proceeds, C$46.4 million ($45.7 million) to purchase additional equipment and for general corporate purposes. With this transaction, Rio Tinto increased its ownership in Ivanhoe Mines from 19.6% to 22.4%.
Under the current agreement with Ivanhoe Mines, Rio Tinto has rights to subscribe for common shares from Ivanhoe Mines representing up to 44.3% of Ivanhoe Mines.
Prepayment of Mongolian taxes made
On October 6, 2009, OT LLC agreed to purchase three Treasury Bills (T-Bills) from the Mongolian Government, having an aggregate face value of $287.5 million, for the aggregate sum of $250 million. The annual rate of interest on the T-Bills was set at 3.0%. The initial T-Bill, with a face-value of $115.0 million, was purchased by OT LLC on October 20, 2009 for $100.0 million and will mature on October 20, 2014.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
During discussions with the Mongolian Government in relation to the satisfaction of the conditions precedent, the Mongolian Government requested an alternative arrangement for the advancement of funds that would not involve the purchase of the remaining T-Bills. Specifically, rather than purchasing the second and third remaining T-Bills, with face values of $57.5 million and $115.0 million respectively, Ivanhoe Mines has agreed to make a series of tax prepayments.
•	The first tax prepayment of $50.0 million was made on April 7, 2010.
•
The second tax prepayment of $100.0 million will be made within 14 days of OT LLC fully drawing down the financing necessary to enable the complete construction of the Oyu Tolgoi Project, or June 30, 2011, whichever date is earlier.

The annual rate of interest on the tax prepayments is 1.75% compounding from the date on which such prepayments are made to the Mongolian Government by OT LLC. Unless already off-set fully against Mongolian taxes, the Mongolian Government must immediately repay any remaining tax prepayment balance, including accrued interest, on the fifth anniversary of the date the tax prepayment was made.
Ivanhoe Mines acquires critical mining and milling equipment for the Oyu Tolgoi copper-gold complex in Mongolia
In March 2010, Ivanhoe Mines used $195.4 million of the $241.1 million of proceeds received from the issue of 15 million common shares to Rio Tinto to purchase from Rio Tinto key mining and milling equipment to be installed during the construction of the Oyu Tolgoi Project.
The equipment included principal components for the 100,000-tonne-per-day Oyu Tolgoi phase-one copper-gold concentrator for the Oyu Tolgoi Project, including two, 38-foot-diameter, semi-autogenous grinding (SAG) mills, four ball mills, re-grind mills, crushers, motors, gearless drives, conveyors and flotation cells. Also included in the equipment list is the hoist and major components for the sinking of Shaft #2 — the 10-metre-diameter, main production shaft for the underground block-cave mine at the Hugo North Deposit.
Much of the equipment originally was ordered by Ivanhoe Mines from various manufacturers during its negotiation of an Investment Agreement with the Mongolian Government. Ivanhoe Mines subsequently transferred ownership of the equipment to Rio Tinto in August 2008 under an agreement between the companies. Additional equipment also was acquired by Rio Tinto directly from suppliers. At the time, Ivanhoe Mines required funds for the ongoing development of the Oyu Tolgoi Project. The equipment-sale agreement with Rio Tinto ensured that the procurement and delivery schedules for the critical, long-lead-time major mining and milling equipment were protected while Ivanhoe Mines and Rio Tinto worked with the Mongolian Government to conclude the Investment Agreement.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Oyu Tolgoi Exploration
Oyu Tolgoi exploration drilling continued on the area between Southwest Oyu and Heruga; Zeus™ IP survey ongoing
During Q1’10, Ivanhoe Mines completed 9,364 metres of drilling on the Oyu Tolgoi Project, across a number of target areas.
In the area between Southwest Oyu and Heruga, five deep holes were completed in Q1’10, with a sixth (OTD1500B) in progress. Drilling continues to delineate zones of strong argillic alteration with accompanying sulphide mineralization. OTD1498A is the deepest hole drilled to date at Oyu Tolgoi; the sericite alteration and significant molybdenum assays suggests the hole was still in the top of the porphyry system when it ended at 2,632 metres. Average assay intercepts as of the date of this MD&A are shown below:

Average Assay Intercepts, New Discovery Zone Drilling
Hole	From	To		Interval	Au	Cu	Mo
Number	(m)	(m)		(m)	(g/t)	(%)	(ppm)
OTD1498A	1978	2100		122	0.05	0.42	54
	2240	2318		78	0.07	0.61	12
	2346	2418		72	0.07	0.44	41
	2464	2478		14	0.31	0.21	28
	2546	2562		16	0.19	0.27	72.5
	2582	2632 (E.O.H.	)	50	0.17	0.32	74.6
OTD1500	1800	1910		110	0.17	0.44	189
OTD1500A	1462	1506		44	0.09	0.55	55
OTD1501	1662	1682		20	0.12	1.06	11.5
	1724	1730		6	0.07	1.23	30
	1754	1776		22	0.03	0.59	39
OTD1500B	2066	2094		28	2.30	1.35	200
	2186	2216		30	0.96	0.68	67
EJD0035A	1426	1452		24	0.01	1.14	66.2
In April 2010, the expanded gradient array induced-polarization (IP) survey utilizing the proprietary ZeusTM IP technology continued from the northern end of the Hugo North Deposit to the northern part of the Entrée Gold Joint Venture area. New data shows the chargeability anomalies at Hugo North extend approximately three kilometres further to the north and will be used for more accurate targeting of drill holes.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
MONGOLIA
COAL PROJECTS
SOUTHGOBI RESOURCES (57% owned)
Hong Kong Stock Exchange listing; global equity offering raised C$459.0 million
On January 29, 2010, SouthGobi closed a global equity offering of 27.0 million common shares at a price of C$17.00 per common share, for gross proceeds of C$459.0 million. The proceeds of the offering will be used to expand SouthGobi’s coal mining and exploration activities in southern Mongolia and for general corporate purposes.
In conjunction with the closing of the global equity offering, SouthGobi commenced trading on the Main Board of the Hong Kong Stock Exchange (HK: 1878). SouthGobi is the first Canadian mining company to have dual listings on the Hong Kong Stock Exchange and the Toronto Stock Exchange.
China Investment Corporation converts $250.0 million of its convertible debenture
On March 29, 2010, a wholly-owned subsidiary of China Investment Corporation (CIC), at SouthGobi’s request, converted $250.0 million of its convertible debenture into common shares of SouthGobi at a conversion price of C$11.88 per share. As a result of the conversion, Ivanhoe Mines’ ownership interest in SouthGobi was reduced to approximately 57%.
Expansion planned for SouthGobi’s Ovoot Tolgoi coal mine
SouthGobi is producing and selling coal at its Ovoot Tolgoi Project in Mongolia’s South Gobi Region, 40 kilometres north of the Shivee Khuren-Ceke crossing at the Mongolia-China border.
To increase the amount of coal traffic across the border, Chinese and Mongolian authorities agreed in July 2009 to create a designated coal transportation corridor at the Shivee Khuren-Ceke border crossing. This facility is under construction and is expected to be operational by Q3’10. When completed, it will permit coal to be transported across the border through three corridors that are separate from other, non-coal, border traffic. SouthGobi believes that these improvements in the border crossing capacity will allow SouthGobi to continue to substantially increase the amount of coal shipped into China.
The Ovoot Tolgoi Mine’s proximity to the Shivee Khuren-Ceke border crossing allows SouthGobi’s customers to transport coal by truck on an unpaved road from the minesite to China. SouthGobi is studying the feasibility of building additional road infrastructure from the Ovoot Tolgoi complex to the Mongolia-China border.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
A north-south railway line in China already connects Ceke with Jiayuguan City in Gansu Province and with the interior of China. Another east-west railway line from Ceke to Linhe, an industrial city in China’s eastern Inner Mongolia, is expected to be operational in 2010. This line is expected to have an initial transportation capacity of approximately 15 million tonnes per year, later increasing to 25 million tonnes per year. Coal could be shipped along this line to Baotou and to ports further to the east, on China’s Bohai Gulf.
SouthGobi has approved the construction of a basic coal-handling facility. The initial design and engineering details for the major components have been established.
In 2008, SouthGobi purchased a second fleet of coal-mining equipment. Some equipment was commissioned in Q4’09 and the remaining equipment is scheduled to be progressively commissioned by mid-2010. The new shovel/truck mining fleet consists of a Liebherr 996 hydraulic excavator with a 34-cubic-metre bucket and four Terex MT4400 218-tonne-capacity trucks. The new fleet will supplement the existing mine fleet, which consists of a Liebherr 994 hydraulic excavator with a 13.5-cubic-metre bucket and seven Terex TR100 91-tonne-capacity trucks.
Additional equipment will be required as production at the mine expands, including larger hydraulic shovels, larger dump trucks, bulldozers and graders. SouthGobi has entered into an agreement for a third fleet that is expected to be delivered in late-2010. The third fleet consists of a Liebherr 996 hydraulic excavator with a 34-cubic-metre bucket, four Terex MT4400 218-tonne-capacity trucks and auxiliary equipment. An additional fourth fleet ordered in April 2010 will be delivered in 2011. The larger equipment is expected to increase productivity. However, SouthGobi will continue to employ the smaller initial fleet in areas of thinner seams and to supplement the larger equipment.
In Q4’09, SouthGobi commenced realigning the open-pit for a north-south entry to allow for: longer mining faces to be exposed for larger shovels to access; mining the thinner seams “face on” as opposed to “along strike”, enabling cleaner mining and a lower-ash, higher-value product; and more efficient access for haul trucks as the pit deepens. Realigning the pit has impacted operations because the process requires substantial above-trend waste removal. SouthGobi expects the open-pit realignment to be completed in 2010.
In Q1’10, SouthGobi shipped approximately 0.4 million tonnes of coal at an average realized selling price of approximately $36 per tonne. This compares to 0.1 million tonnes of coal shipped in Q1’09 at an average realized selling price of $29 per tonne. This resulted in $13.9 million of revenue being recognized in Q1’10, compared to $3.5 million in Q1’09.
Cost of sales was $20.3 million in Q1’10, compared to $3.2 million for Q1’09. The increase in cost of sales relates to the higher sales volume in Q1’10 and includes a $6.5 million write-down of the carrying value of inventory. In Q1’10, the carrying value of inventory exceeded its net realizable value by $6.5 million due to including waste-removal costs associated with realigning the open-pit as a cost of inventory produced during the period. Cost of sales is comprised of the cost of the product sold, inventory write-downs, mine administration costs, equipment depreciation, depletion of pre-production stripping costs and stock-based compensation costs.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Regional coal exploration
A number of SouthGobi’s exploration licenses are associated with the broader Ovoot Tolgoi Complex and Soumber Deposit. The 2010 exploration program includes drilling, trenching and geological reconnaissance on a number of licence areas identified as having good potential for coking and thermal coal deposits. The drilling program will focus on further definition of known coal occurrences to bring them to a NI 43-101-compliant definition stage and to allow for registration with the Mongolian Government.
AUSTRALIA
IVANHOE AUSTRALIA (81% owned)
Ivanhoe Australia incurred exploration expenses of $10.8 million in Q1’10, compared to $6.1 million in Q1’09. The increase was largely due to Ivanhoe Australia’s studies undertaken on the Merlin project and an earlier restart to drilling after the wet season compared to Q1’09.
Ivanhoe Australia’s key projects, all situated on granted Mining Leases, are Merlin, Mount Dore and Mount Elliott. During Q1’10, work focused on infill drilling on the Merlin Project to maximize the indicated resources.
Merlin molybdenum and rhenium
The Merlin Deposit is the lowermost mineralized zone in the Mount Dore Deposit starting near the surface and dipping east at between 45 and 55 degrees. To date, the deposit has been intersected to approximately 500 metres down-dip. The overall mineralized zone at Merlin has an average true thickness of approximately 20 metres. Mineralization has been found over a strike length of 1,300 metres in step-out holes. However, the mineralization thins to the north, where it is also noted that the copper, zinc and gold content increases. To the south, the mineralization flattens and pinches out. The high-grade Little Wizard Zone represents the southernmost extent of molybdenum mineralization of economic interest found to date. During Q1’10, work focused on infill drilling on the Merlin Project to maximize the indicated resources.
On March 31, 2010, Ivanhoe Australia announced the completion of a scoping study on the Merlin Deposit and a new resource estimate for the Little Wizard Zone.
Mount Dore Deposit
Metallurgical leaching test work of eight leach columns on Mount Dore was completed during Q1’10, with good results showing copper recovery around 92%. Further testing is planned to optimize copper recovery and acid consumption. A revised geological model and a preliminary open-pit design will be combined with previous process plant engineering to produce a scoping study. This study is expected to be completed in Q3’10.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
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(Stated in U.S. dollars, except where noted)
Open pit optimization awaits both copper recovery data from the column leach tests and an estimate of the operating costs for the heap-leach solvent extraction-electrowinning process.
Mount Elliott Project
The Mount Elliott project hosts three principal zones of copper-gold mineralization: Mount Elliott, SWAN and SWELL. Mineralization primarily is hosted in banded and brecciated calc-silicates and is associated with albite-pyroxene-magnetite-chalcopyrite-pyrite alteration.
Independent resource estimation of the Mount Elliott project currently is subject to peer review by AMC Consulting. This resource estimation will form the basis for a resource report expected to be completed in Q2’10. Following the receipt of this updated resource estimate, a scoping study will commence into early mining of both the higher-grade portion of the SWAN Zone from underground and the commencement of an open pit to mine the top of the SWAN Zone and the remaining mineralization around and beneath the old Mount Elliott mine.
Regional exploration
Ivanhoe Australia holds 14 Exploration Permits for Minerals (EPMs) and 20 Mining Leases covering a total of 1,704 square kilometres in the Cloncurry area. Ivanhoe Australia also has 11 EPM applications in process, covering 1,355 square kilometres. Drilling on Ivanhoe Australia’s tenements in Q1’10 focused on brownfields exploration of the Ballarae and Metal Ridge West prospects.
KAZAKHSTAN
Kyzyl Gold Project (50% owned)
In March 2010, Ivanhoe Mines increased its interest from 49% to 50% in Altynalmas Gold, the company that holds 100% ownership of the Kyzyl Gold Project. Ivanhoe Mines and its strategic partner will proceed to advance the project under the Altynalmas Gold umbrella.
During 2009, Altynalmas Gold established that single-stage roasting was not to be a long-term technology solution for the Kyzyl Gold Project that hosts the Bakyrchik and Bolshevik gold deposits. Altynalmas Gold has engaged consultants to undertake laboratory bench-scale and pilot test work using a fluidized-bed roasting technology. This technology involves two stages: a reductive first stage, followed by an oxidative second stage. Whereas the reductive first stage volatizes and drives off arsenic, the oxidative stage oxidizes sulphur and carbon. Following the completion of the pilot test work, Altynalmas Gold believes that gold recoveries of up to 90% can be realized in a commercial-scale plant using this technology. A NI 43-101-compliant preliminary feasibility study technical report undertaken by Scott Wilson RPA, of Toronto, Canada, is scheduled to be released in the near future. The study will provide an independent economic evaluation of the Kyzyl Gold Project.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
In September 2009, Altynalmas Gold commenced a 39,000-metre deep-level drilling program at the Bakyrchik Deposit intended to upgrade the present mineral resource for inclusion in a prefeasibility study and follow-on feasibility study. At the end of March 2010, 24,417 metres of drilling had been completed. During Q1’10, 31 drill holes totalling 15,238 metres were completed and 2,938 samples were collected, prepared, and assayed. Following quality assurance and quality control verification initial assay results are expected to be released in Q2’10. The drill work undertaken to date confirms the thickness and extent of known mineralization.
In Q4’09, Altynalmas Gold submitted an application to renew the work program that expired on December 31, 2009. The application is being reviewed by the Ministry of Energy and Mineral Resources and State Privatization Committee. The work program as contemplated includes the construction of a fluidized-bed roaster and development of an underground mine by 2013. Altynalmas Gold is exploring options for advancing the Bakyrchik Gold Project to feasibility stage and on to development. It is also undertaking exploration work to increase and upgrade the gold resource along the Kyzyl Shear.
OTHER EXPLORATION
Ivanhoe Mines has active exploration programs in China, Indonesia and the Philippines. These programs principally are being conducted through joint ventures and are focused on orogenic gold, porphyry-related copper-gold, epithermal vein and breccia-hosted gold-silver and copper deposits. Exploration has involved detailed data reviews, field traverses and systematic rock-chip and channel sampling of all properties, trenching and in some cases scout diamond drilling. In addition, Ivanhoe Mines conducted detailed reviews of projects and prospective belts in Canada and Latin America. Work in all these regions is ongoing.
OTHER
Ivanhoe Mines’ shareholders’ rights plan approved at Annual General and Special Meeting
On May 7, 2010, Ivanhoe Mines’ shareholders approved the Company’s shareholders’ rights plan at the Annual General and Special Meeting. The plan was supported by 95.7% of the votes cast by Ivanhoe Mines’ minority shareholders.
The adoption of the plan will ensure fair treatment of all Ivanhoe shareholders during any takeover bid for Ivanhoe’s outstanding common shares, or any other transaction that would involve a change of control.
B. DISCONTINUED OPERATIONS
In February 2005, Ivanhoe Mines sold the Savage River Iron Ore Project (Savage River Project) in Tasmania, Australia, for two initial cash payments totalling $21.5 million, plus a series of five contingent, annual payments that commenced on March 31, 2006.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
The first contingent annual payment of $28.2 million was received by Ivanhoe Mines in 2006, the second contingent annual payment of $20.3 million was received in 2007, the third contingent annual payment of $29.2 million was received in 2008 and the fourth contingent annual payment of $38.7 million was received in 2009.
On April 1, 2010, Ivanhoe Mines received an amount of $3.3 million in relation to the fifth annual contingent payment, with $19.9 million of the remaining $25.2 million in dispute. The original purchaser of the Savage River Project has contended that Ivanhoe Mines is not entitled to contingent income for the Savage River Project’s mining operations occurring after Q2’09. Ivanhoe Mines disagrees with the original purchaser’s assertion and intends to use all legal means available to collect the remainder of the fifth annual contingent payment. The total amount of $28.5 million is included in accounts receivable at March 31, 2010.
To date, Ivanhoe Mines has received $141.2 million in proceeds from the sale of the Savage River Project.
C. ADMINISTRATIVE AND OTHER
General and administrative costs. Administrative costs in Q1’10 of $8.3 million were consistent with Q1’09 ($7.8 million).
Interest income. Interest income in Q1’10 of $4.6 million was $3.8 million higher than Q1’09 ($0.8 million) mainly due to the recognition of $2.9 million (Q1’09 — nil) interest income on Ivanhoe Mines’ shareholder loan balance with Altynalmas Gold.
Interest expense. Interest expense in Q1’10 of $13.4 million was $8.6 million more than Q1’09 ($4.8 million) due to $9.6 million in interest being incurred by SouthGobi on the convertible debenture issued to CIC.
Foreign exchange gain. The $1.7 million foreign exchange gain during Q1’10 was mainly attributable to the strengthening of the Canadian and Australian dollars against the U.S. dollar during the quarter. The majority of this foreign exchange gain was unrealized at March 31, 2010.
Share of loss on significantly influenced investees. The $10.1 million share of loss on significant influenced investees in Q1’10 represents Ivanhoe Mines’ share of Exco’s ($0.4 million) and Altynalmas Gold’s net loss ($9.7 million). Ivanhoe Mines share of loss on significantly influenced investees in Q1’09 was $4.8 million.
Loss on conversion of convertible credit facility. The $154.3 million loss on conversion of convertible credit facility relates to SouthGobi’s conversion of $250.0 million of the CIC convertible credit facility. On the date of conversion, the $347.6 million fair value of SouthGobi shares issued exceeded the $193.3 million net carrying amount of the portion of the convertible credit facility converted.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
LIQUIDITY AND CAPITAL RESOURCES
Cash Flow
Operating activities. The $60.1 million of cash used in operating activities in Q1’10 primarily was the result of $64.6 million in cash exploration expenditures and a $9.1 million decrease in non-cash operating working capital.
Investing activities. The $58.3 million of cash used in investing activities in Q1’10 included $5.7 million purchased in long-term investments, $30.0 million purchased in other long-term investments and $15.0 million received upon the redemption of short-term investments. The $30.0 million of other long-term investments purchased consisted of money market instruments purchased by SouthGobi. There also was $39.4 million used in property, plant and equipment purchases mainly relating to Ovoot Tolgoi.
Financing activities. The $471.7 million in cash provided by financing activities was mainly attributable to $418.5 million raised by SouthGobi upon completing an international offering of 27 million shares and $45.7 million cash received upon the issuance of 15 million shares of Ivanhoe Mines to Rio Tinto. The 15 million shares were issued to Rio Tinto at a price of $16.07 per share (C$16.31 per share) for proceeds of $241.1 million (C$244.7 million); $195.4 million of the proceeds formed part of the non-monetary transaction to acquire key mining equipment from Rio Tinto during Q1’10.
Liquidity and Capital Resources
At March 31, 2010, Ivanhoe Mines’ consolidated working capital was $925.7 million, including cash and cash equivalents of $1.3 billion, compared with working capital of $597.9 million and cash and cash equivalents of $965.8 million at December 31, 2009. Included in the March 31, 2010, cash and cash equivalents balance of $1.3 billion was $723.4 million of SouthGobi’s cash and cash equivalents and $9.5 million of Ivanhoe Australia’s cash and cash equivalents, which were not available for the Company’s use.
As at May 14, 2010, Ivanhoe Mines’ current consolidated cash position was approximately $1.3 billion. Ivanhoe Mines, based on its current cash position, believes that its existing funds should be sufficient to fund its minimum obligations, including general corporate activities, for at least the next 12 months.
Ivanhoe Mines is advancing its financing plan for the Oyu Tolgoi Project. Ivanhoe Mines’ current consolidated cash position, together with the future proceeds from the expected exercise by Rio Tinto of its Ivanhoe Mines warrants and rights, for a total of $1.2 billion, should provide the foundation for the funding of the Oyu Tolgoi Project.
Ivanhoe Mines has begun to assess the availability of debt financing for the development of Oyu Tolgoi. Discussions are being held with potential project lenders with the intention of raising funds for 2011. Based on that review, the Company believes that the remaining funding requirements for the Project can be fulfilled primarily through debt.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Financial Instruments
Ivanhoe Mines’ financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, long-term investments, other long-term investments, accounts payable, amounts due under credit facilities and convertible credit facilities.
The fair value of Ivanhoe Mines’ long-term investments was determined by reference to published market quotations, which may not be reflective of future values.
The fair value of Ivanhoe Mines’ other long-term investments, consisting of the Long-Term Notes, the Mongolian Treasury Bill and long-term money market instruments was determined by considering the best available data regarding market conditions for such investments, which may not be reflective of future values.
The fair value of the Rio Tinto convertible credit facility was estimated to approximate the balance of principal and interest outstanding, due primarily to the short-term maturity of this facility.
The fair value of the CIC convertible debenture was estimated to approximate the aggregate carrying amount of the CIC convertible credit facility liability and interest payable. This aggregate carrying amount includes the estimated fair value of the embedded derivative liability which was determined using a Monte Carlo simulation valuation model.
The fair values of Ivanhoe Mines’ remaining financial instruments were estimated to approximate their carrying values, due primarily to the immediate or short-term maturity of these financial instruments.
Ivanhoe Mines is exposed to credit risk with respect to its accounts receivable. The significant concentrations of credit risk are situated in Mongolia and Australia. Ivanhoe Mines does not mitigate the balance of this risk in light of the credit worthiness of its major debtors.
Ivanhoe Mines is exposed to interest rate risk with respect to the variable rates of interest incurred on the Rio Tinto convertible credit facility and amounts due under credit facilities. Interest rate risk is concentrated in Canada. Ivanhoe Mines does not mitigate the balance of this risk.
SHARE CAPITAL
At May 14, 2010, the Company had a total of:
•	441.5 million common shares outstanding.
•
20.5 million incentive stock options outstanding, with a weighted average exercise price of C$8.99 per share. Each option is exercisable to purchase a common share of the Company at prices ranging from C$2.82 to C$16.79 per share.

•
92.1 million share-purchase warrants outstanding granted to Rio Tinto, divided into two series. The lives of these warrants are determined by the date on which an approved Investment Agreement is reached. The Warrant Determination Date within the warrant terms presented below is the earlier of the date on which an approved Investment Agreement is reached or October 27, 2009.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
The 46,026,522 Series A Warrants are non-transferable. Each warrant entitles Rio Tinto to purchase one Common Share of the Company at a price of:
(i)	$8.38 during the period commencing November 30, 2006 and ending 180 days following the Warrant Determination Date; and

(ii)	$8.54 during the period commencing 181 days after the Warrant Determination Date and ending 365 days after the Warrant Determination Date.
The 46,026,522 Series B Warrants are non-transferable. Each warrant entitles Rio Tinto to purchase one Common Share of the Company at a price of:
(i)	$8.38 during the period commencing November 30, 2006 and ending 180 days following the Warrant Determination Date;

(ii)	$8.54 during the period commencing 181 days after the Warrant Determination Date and ending 365 days after the Warrant Determination Date;

(iii)	$8.88 during the period commencing 366 days after the Warrant Determination Date and ending 545 days after the Warrant Determination Date; and

(iv)	$9.02 during the period commencing 546 days after the Warrant Determination Date and ending 725 days after the Warrant Determination Date.
•
35.0 million Series C share-purchase warrants outstanding granted to Rio Tinto as part of the $350.0 million credit facility agreement, with an exercise price of $10.00 per share, which are exercisable until October 24, 2012.

•
1.4 million share purchase warrants outstanding with an exercise price of C$3.15 per share. These warrants were granted to Rio Tinto under certain anti-dilution provisions in the 2006 Private Placement Agreement (Anti-Dilution warrants), are divided into two series and have lives identical to the Series A & B warrants.

OUTLOOK
The information below is in addition to the disclosure concerning specific operations included in the Review of Operations section of this MD&A.
General Economic Conditions
The markets in which Ivanhoe Mines expects to sell its products have seen significant improvements during the year, although prices for copper, gold and coal continue to be volatile. There has been increased demand for coal, particularly in Asia. While world-wide economic conditions continue to improve and stability appears to be returning to financial and commodity markets, there continues to be significant concern about the short- and medium-term global economic outlook, particularly given recent events in Europe regarding actions taken by the European Central Bank and the International Monetary Fund. The cost of obtaining capital continues to be volatile and there continues to be limited availability of funds. Accordingly, management is reviewing the effects of the current conditions on Ivanhoe Mines’ business.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Exchange rates
The sale of Ivanhoe Mines’ coal products are denominated in US dollars.
Ivanhoe Mines holds a portion of its cash resources in currencies other than the US$. Ivanhoe Mines expects to incur future expenditures in currencies other than the US$, most notably in Canadian and Australian dollars. As a result, exchange gains and losses from holding Canadian and Australian dollars primarily are unrealized and are expected to continue to fluctuate significantly given the recent volatility in foreign exchange rates.
Capital Expenditures
Ivanhoe Mines continues to review its capital spending in light of current market conditions.
In late 2009, the joint Ivanhoe Mines-Rio Tinto Oyu Tolgoi Technical Committee conditionally approved a $758.0 million budget for 2010 to begin full-scale construction of the Oyu Tolgoi mining complex. The budget for 2010 included Ivanhoe Mines repurchase from Rio Tinto of $195.4 million of key mining and milling equipment that was financed by the sale of 15 million shares to Rio Tinto at a price of $16.07 per share (C$16.31 per share) for proceeds of $241.1 million (C$244.7 million).
The 2010 budget provides for an early start on a site-wide development program at Oyu Tolgoi.
See “Liquidity and Capital Resources” for more information on Ivanhoe Mines’ financing plans for the Oyu Tolgoi Project.
Other information
The Company is actively involved in advancing several other projects. These activities are expected to continue throughout 2010, with a focus on subsidiary SouthGobi and its mining of coal; subsidiary Ivanhoe Australia and its activities on its Cloncurry tenements and its Tennant Creek joint-venture; and Altynalmas Gold and its drilling program at the Kyzyl Gold Project. SouthGobi and Ivanhoe Australia have sufficient funds to advance their operations and development plans for 2010. Ivanhoe Mines owns 50% of Altynalmas Gold, which is reviewing its operating plans to determine the amount of funding that it will require from its shareholders.
OFF-BALANCE-SHEET ARRANGEMENTS
During the quarter ended March 31, 2010, Ivanhoe Mines was not a party to any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of the Company.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
CONTRACTUAL OBLIGATIONS
As at March 31, 2010, there were no significant changes in Ivanhoe Mines contractual obligations and commercial commitments from those disclosed in its MD&A for the year ended December 31, 2009.
CHANGES IN ACCOUNTING POLICIES
In January 2010, the Financial Accounting Standards Board Accounting Standards Codification (“ASC”) guidance for fair value measurements and disclosures was updated to require additional disclosures related to transfers in and out of level 1 and 2 fair value measurements and enhanced detail in the level 3 reconciliation. The updated guidance clarified the level of disaggregation required for assets and liabilities and the disclosures required for inputs and valuation techniques be used to measure the fair value of assets and liabilities that fall in either level 2 or level 3. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2010, except for the level 3 disaggregation which is effective for the Company’s fiscal year beginning January 1, 2011. The adoption of the updated guidance had no impact on the Company’s consolidated financial position, results of operations or cash flows.
In June 2009, the ASC guidance for consolidation accounting was updated to require an entity to perform a qualitative analysis to determine whether the enterprise’s variable interest gives it a controlling financial interest in a Variable Interest Entity (“VIE”). This qualitative analysis identifies the primary beneficiary of a VIE as the entity that has both of the following characteristics: (i) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2010. The adoption of the updated guidance had no impact on the Company’s consolidated financial position, results of operations or cash flows.
CRITICAL ACCOUNTING ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires the Company to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.
The Company’s significant accounting policies and the estimates derived therefrom identified as being critical are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2009.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
RECENT ACCOUNTING PRONOUNCEMENTS
There were no recently issued United States accounting pronouncements other than those the Company previously disclosed in its MD&A for the year ended December 31, 2009 or those already adopted in 2010 and disclosed under “Changes in Accounting Policies”.
INTERNATIONAL FINANCIAL REPORTING STANDARDS
Ivanhoe Mines has been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators both in Canada and the United States with respect to their plans regarding convergence to International Financial Reporting Standards (IFRS). Ivanhoe Mines is a ‘domestic’ issuer under Canadian securities law and a ‘foreign private issuer’ under US Securities and Exchange Commission (SEC) regulations. Ivanhoe Mines files its financial statements with both Canadian and US securities regulators in accordance with US GAAP, as permitted under current regulations. In 2008, the Accounting Standards Board in Canada and the Canadian Securities Administrators (CSA) confirmed that domestic issuers will be required to transition to IFRS for fiscal years beginning on or after January 1, 2011. The CSA Staff issued Staff Notice 52-321 “Early adoption of International Financial Reporting Standards, Use of US GAAP and References to IFRS-IASB” on June 27, 2008 which confirmed that domestic issuers that are also SEC registrants are able to continue to use US GAAP. Consequently, Ivanhoe Mines is not required to convert to IFRS effective January 1, 2011.
RISKS AND UNCERTAINTIES
Material risks and uncertainties affecting Ivanhoe Mines, their potential impact, and the Company’s principal risk-management strategies are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2009.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
RELATED-PARTY TRANSACTIONS
The following tables summarize related party expenses incurred by Ivanhoe Mines, primarily on a cost recovery basis, with an officer of a subsidiary of Ivanhoe Mines, a company affiliated with Ivanhoe Mines, or with companies related by way of directors or shareholders in common. The tables below summarize the transactions with related parties and the types of expenditures incurred with related parties:
(Stated in $000’s of U.S. dollars)

	Three Months Ended March 31,
	2010	2009
Global Mining Management Corporation (a)	$2,759	$1,725
Ivanhoe Capital Aviation LLC (b)	1,260	1,485
Fognani & Faught, PLLC (c)	—	208
Ivanhoe Capital Corporation (d)	74	—
Ivanhoe Capital Services Ltd. (e)	146	158
Rio Tinto plc (f)	2,373	1,756

	$6,612	$5,332

	Three Months Ended March 31,
	2010	2009
Exploration	$2,373	$1,756
Legal	—	208
Office and administrative	734	474
Salaries and benefits	2,245	1,409
Travel (including aircraft rental)	1,260	1,485

	$6,612	$5,332

The above noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.
Accounts receivable and accounts payable at March 31, 2010, included $0.7 million and $6.5 million, respectively (December 31, 2009 — $0.7 million and $4.8 million, respectively), which were due from/to a company under common control, a company affiliated with Ivanhoe Mines, or companies related by way of directors in common.
(a)
Global Mining Management Corporation (Global) is a private company based in Vancouver owned equally by seven companies, one of which is Ivanhoe Mines. Global has a director in common with the Company. Global provides administration, accounting, and other office services to the Company on a cost-recovery basis.

(b)	Ivanhoe Capital Aviation LLC (Aviation) is a private company 100% owned by the Company’s Chairman. Aviation operates aircraft which are rented by the Company on a cost-recovery basis.
(c)	An officer of a subsidiary of Ivanhoe Mines is associated with Fognani & Faught, PLLC, a legal firm which provides legal services to Ivanhoe Mines.
(d)	Ivanhoe Capital Corporation (ICC) is a private company 100% owned by the Company’s Chairman. ICC provides administration and other office services out of London, England on a cost-recovery basis.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
(e)	Ivanhoe Capital Services Ltd. (ICS) is a private company 100% owned by the Company’s Chairman. ICS provides management services out of Singapore on a cost-recovery basis.
(f)	Rio Tinto owns 22.4% of Ivanhoe Mines. Rio Tinto provides engineering related services for the Oyu Tolgoi Project on a cost-recovery basis.
In March 2010, Ivanhoe Mines and Rio Tinto completed an agreement whereby the Company issued 15 million common shares to Rio Tinto for net proceeds of $241.1 million (C$244.7 million). Ivanhoe Mines used $195.4 million of the proceeds to purchase from Rio Tinto key mining and milling equipment to be installed during the construction of the Oyu Tolgoi Project.
Ivanhoe Mines has a 50% interest in Altynalmas Gold. During Q1’10 Ivanhoe Mines recognized $2.9 million (Q1’09 — Nil) in interest income on its shareholder loan balance with Altynalmas Gold.
The Company’s chairman has a 34% interest in Ivanhoe Nickel and Platinum Ltd. (Ivanplats). During Q1’10, Ivanhoe Mines acquired 125,665 common shares of Ivanplats from an unrelated party at a cost of $559,000. As at March 31, 2010, Ivanhoe Mines held a 9.3% equity interest in Ivanplats on a fully diluted basis.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During the three months ended March 31, 2010, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
QUALIFIED PERSONS
Disclosures of a scientific or technical nature in this MD&A in respect of each of Ivanhoe Mines’ material mineral resource properties were prepared by, or under the supervision of, the “qualified persons” (as that term is defined in NI 43-101) listed below:

Project	Qualified Person	Relationship to Ivanhoe Mines
Oyu Tolgoi Project	Stephen Torr, P.Geo, Ivanhoe Mines	Employee of the Company

Ovoot Tolgoi Project	Stephen Torr, P.Geo, Ivanhoe Mines	Employee of the Company
CAUTIONARY STATEMENTS
LANGUAGE REGARDING RESERVES AND RESOURCES
Readers are advised that National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. For detailed information related to Company resources and reserves, readers should refer to the Annual Information Form of the Company for the year ended December 31, 2009, and other continuous disclosure documents filed by the Company since January 1, 2010, at www.sedar.com.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES
This document, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. Without limiting the foregoing, this document, including the documents incorporated by reference herein, uses the terms “measured”, “indicated” and “inferred” resources. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is a permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this document, or in the documents incorporated by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC. National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this document have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. NI 43-101 permits a historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
FORWARD-LOOKING STATEMENTS
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, the Oyu Tolgoi Project becoming one of the World’s largest copper and gold producers; timing of initial production and commercial production for the Oyu Tolgoi Project; possible expansion scenarios for the Oyu Tolgoi Project; the Oyu Tolgoi Project’s expected payback period of capital; the Oyu Tolgoi Project’s mine life under the Reserve and Life-of-Mine Sensitivity Cases and the anticipated yearly production, including average annual production; peak single year production for the Oyu Tolgoi Project; the ability of the Oyu Tolgoi Project’s mine development to support an expansion to 265,000 tonnes per day; the Oyu Tolgoi Project’s anticipated financial results; launching the Oyu Tolgoi Project’s training and development strategy; the availability of project financing for the Oyu Tolgoi Project; the timing of commencement of full construction of the Oyu Tolgoi Project; the Oyu Tolgoi Project’s anticipated future production and cash flows; the ability of the partners to arrange financing for construction of the Oyu Tolgoi Project; statements respecting future equity investments in Ivanhoe Mines by Rio Tinto; Rio Tinto’s exercise of its Ivanhoe Warrants; statements respecting anticipated business activities; planned expenditures; corporate strategies; mining plans and production forecasts for the Ovoot Tolgoi Coal Project; the schedule for carrying out and completing an expansion of the production capability of the Ovoot Tolgoi Coal Project; the potential improvement of the export conditions at the Shivee Khuren-Ceke border between Mongolia and China; the planned drilling program and feasibility study at the Kyzyl Gold Project; the ability to achieve gold recoveries of up to 90% from a commercial scale plant at the Kyzyl Gold Project; the impact of amendments to the laws of Mongolia and other countries in which Ivanhoe Mines carries on business, particularly with respect to taxation; cost and outcome of plans to continue the development of non-core projects, and other statements that are not historical facts.
All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the Company’s MD&A. The reader is cautioned not to place undue reliance on forward-looking information or statements.
The MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Except as required by law, the Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

May 14, 2010
IVANHOE MINES ANNOUNCES FINANCIAL RESULTS
AND REVIEW OF OPERATIONS FOR THE FIRST QUARTER OF 2010
Construction of the Oyu Tolgoi copper/gold mine now underway.
Oyu Tolgoi expected to become one of the world’s top three copper-gold mines.
SINGAPORE — Ivanhoe Mines today announced its results for the quarter ended March 31, 2010. All figures are in US dollars, unless otherwise stated.
HIGHLIGHTS DURING THE QUARTER AND SUBSEQUENT WEEKS
•
On May 11, 2010, Ivanhoe released a new Integrated Development Plan (IDP-10) that estimates the Oyu Tolgoi Project in Mongolia should produce more than 1.2 billion pounds (544,000 tonnes) of copper and 650,000 ounces of gold every year for the first 10 years.

•	Peak single-year production from Oyu Tolgoi is estimated at 1.7 billion pounds (800,000 tonnes) of copper and 1.1 million ounces of gold.
•	Full-scale construction at Oyu Tolgoi expected to commence in June 2010 and production is expected to commence in mid-2013.
•	Oyu Tolgoi expected to become one of the world’s top three copper-gold mines.
•	IDP-10 is the first declaration of underground reserves at Oyu Tolgoi contained in the first lift of the Hugo North block-cave mine.
•
On March 31, 2010, Ivanhoe announced the successful completion of the conditions precedent that had been incorporated into the landmark Investment Agreement to build and operate the Oyu Tolgoi Project. The Investment Agreement, which creates a stable and long-term regulatory, fiscal and legal environment for the project, now has taken full legal effect and the Government of Mongolia has become a partner in the development of the Oyu Tolgoi Project.

•
During Q1’10, Ivanhoe’s 57%-owned subsidiary, SouthGobi Resources (SGQ — TSX; 1878 — HK), reported coal sales of $13.9 million from its Ovoot Tolgoi mine in southern Mongolia, representing approximately 426,000 tonnes of coal sold to customers in China.

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On March 31, 2010, Ivanhoe’s 81%-owned subsidiary, Ivanhoe Australia (IVA — ASX), announced the completion of a scoping study for the Merlin molybdenum and rhenium Project by SRK Consulting (Australasia). The study indicates that Merlin has the potential to become a high return project with strong long-term cashflows.

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On March 25, 2010, Ivanhoe announced that it had increased its interest from 49% to 50% in Altynalmas Gold Ltd., the company that holds 100% ownership of the Kyzyl Gold Project in Kazakhstan. Ivanhoe and its strategic partner will proceed to advance the Kyzyl Project into production as soon as possible.

•	On May 7, 2010, Ivanhoe shareholders approved a shareholders’ rights plan that will ensure fair treatment of all Ivanhoe shareholders during any takeover bid for Ivanhoe’s outstanding common shares.

MONGOLIA: OYU TOLGOI COPPER-GOLD PROJECT
Ivanhoe Mines announces new 2010 Integrated Development Plan for Oyu Tolgoi copper-gold mining complex
On May 11, 2010, Ivanhoe’s Executive Chairman Robert Friedland and President and Chief Executive Officer John Macken announced that a new, independent Integrated Development Plan confirms that Ivanhoe’s Oyu Tolgoi Project in southern Mongolia has the mineral resources to become one of the world’s top three copper-gold producers and an industry model of responsible, environmentally-sound mineral development.
The new plan, IDP-10, is a comprehensive update of the original 2005 Integrated Development Plan and supports Ivanhoe Mines’ commitment to advance Oyu Tolgoi into full construction, with production of copper and gold expected to begin in 2013.
The Oyu Tolgoi development blueprint contains the first published declaration of underground reserves for the planned Hugo Dummett block-cave mine. It also presents the results of extensive studies of two complementary development scenarios:
1.	A Reserve Case, based only on Proven & Probable Mineral Reserves established to this point in time, which would sustain mining for a projected 27 years.
2.
A Life-of-Mine Sensitivity Case, which adds to the Reserve Case a large base of resources identified through exploration to date but currently classified only to the level of Inferred Resources under Canada’s internationally recognized definitions standards. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorized as mineral reserves, and there is no certainty that the Life-of-Mine Sensitivity Case will be realized. The IDP-10 estimates that the Life-of-Mine Sensitivity Case would sustain mining at Oyu Tolgoi for a projected 59 years. Part of the ongoing exploration program at Oyu Tolgoi is directed at upgrading Inferred Resources to higher classifications, as has been progressively accomplished during the past nine years of exploration and discovery at the project.

In both cases, the average annual production at Oyu Tolgoi over the first 10 years would exceed 1.2 billion pounds (544,000 tonnes) of copper and 650,000 ounces of gold.
IDP-10 independent report prepared by international experts
The 2010 Integrated Development Plan is an independent report commissioned for the project by Ivanhoe Mines from a team of the world’s foremost engineering, mining and environmental consultants, led by Australia-based AMEC Minproc and including U.S.-based Stantec Engineering. The complete Plan, a technical report compliant with Canada’s NI 43-101 reporting standard, soon will be made available on SEDAR.

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The scale of the Oyu Tolgoi Project has increased significantly since the release of the first Integrated Development Plan in 2005. In accordance with its corporate responsibilities as a public company, Ivanhoe Mines, the project’s controlling shareholder, has commissioned updates that reflect independent analyses of project economics, increased mineral resources and reserves and revised valuation estimates. Disclosure of this accumulated information incorporated in the updated IDP-10 has been triggered by the completion of the Oyu Tolgoi Investment Agreement, which took full legal effect on March 31, 2010, which enabled the use of the agreement’s fiscal provisions in modelling for the IDP-10.
The IDP-10 was prepared independently of Rio Tinto and the joint Ivanhoe Mines-Rio Tinto Oyu Tolgoi Technical Committee. The IDP-10 recommends that Oyu Tolgoi LLC, the Mongolian company that is developing and will operate the mining complex, conduct a comprehensive review to establish a baseline for the Project with a goal of improving or optimizing value. The IDP-10 also recommends that its conclusions be reviewed and analyzed by the joint Technical Committee to help determine detailed plans for the ongoing implementation of the Project.
New IDP a green light to launch Oyu Tolgoi construction
Mr. Macken said that the IDP-10, developed within the terms of the Investment Agreement signed with the Government of Mongolia in October 2009, consolidates the extensive planning and construction activities that have been conducted as part of the Oyu Tolgoi Project since the completion of the original IDP in 2005.
“Given the scale of our discoveries and the outstanding economics of this project, this updated Plan gives us the green light we were expecting from this process to continue proceeding straight into construction and operation of a world-class mine. The increase in value and the amount of mineral reserve, with the first inclusion of underground reserves, will support our financing plans as we begin our drive toward operations at Oyu Tolgoi,” Mr. Macken said.
“This 2010 IDP incorporates the thinking of many of the world’s leading, independent authorities on efficient development of natural resources and best-practice environmental management. The Plan is further confirmation that Oyu Tolgoi will positively and significantly contribute to Mongolia’s economic growth and social development for generations to come.”
Scenario 1: Highlights of the Reserve Case
The Reserve Case sets out the likely path of development for the initial phases of the Oyu Tolgoi group of deposits (stages 1 through 9 of the open pit on the Southern Oyu deposits and the first lift, Lift 1, of the Hugo North Deposit’s underground block-cave mine).
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The first lift of the planned underground block cave on the Hugo North Deposit contains 437 million tonnes of Probable Reserve at 1.90% copper and 0.42 grams of gold per tonne — the project’s first declaration of an underground reserve since discoveries began at Oyu Tolgoi in 2001.

•	The planned open pit on the Southern Oyu copper and gold deposits contains a Proven and Probable Reserve of 955 million tonnes at 0.49% copper and 0.35 grams of gold per tonne.

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•	The total mineral reserve (Proven & Probable) contains 1.393 billion tonnes at 0.93% copper and 0.37 grams of gold per tonne.
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Total production of 25.2 billion pounds (11.5 million tonnes) of copper and 13.1 million ounces of gold is projected from mining only the open pit on the Southern Oyu deposits and the first lift of the underground block cave on the Hugo North Deposit.

•	Production is expected to commence in mid-2013.
•	The ore processing plant would be expanded from an initial 36.5 million tonnes per year to 58 million tonnes per year (100,000 to 160,000 tonnes per day) by the end of the fifth year of operations.
•	Peak single-year production is estimated at 1.7 billion pounds (800,000 tonnes) of copper and 1.1 million ounces of gold.
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The economic analysis projects an after-tax Net Present Value (NPV) of $4.536 billion at an 8% discount rate, an Internal Rate of Return (IRR) of 16.33% and a payback period of 6.32 years (based on $2.00/lb. copper and $850/oz. gold).

•	Based on metal prices on May 10, 2010, of $3.23/lb. copper and $1,200/oz. gold, the NPV would be $12.6 billion, with an IRR of 26.3% and a payback period of 4.73 years.
Scenario 2: Highlights of the Life-of-Mine Sensitivity Case
The Life-of-Mine Sensitivity Case reflects the development flexibility that exists with later phases of the Oyu Tolgoi group of deposits, which currently include the Heruga Deposit, the Hugo South Deposit and the second lift of the Hugo North Deposit. These subsequent phases will require separate development decisions in the future based on conditions prevailing at the time and the accumulated experience gained from developing and operating the initial phases of the project.
Accordingly, the Life of Mine (Sensitivity) Case is effectively a preliminary assessment. Insofar as the Life-of-Mine Sensitivity Case includes an economic analysis that is based, in part, on Inferred Mineral Resources, the Life-of-Mine Sensitivity Case does not have as high a level of certainty as the Reserve Case. Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorized as Mineral Reserves, and there is no certainty that the Life-of-Mine Sensitivity Case will be realized.
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Oyu Tolgoi has been independently affirmed to be a world-class mineral resource. The Life-of-Mine Sensitivity Case is intended to show the significant, long-term potential of all classifications of the entire mineral resource that has been identified to date at Oyu Tolgoi.

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The Life-of-Mine Sensitivity Case would produce more than twice as much copper and gold as projected under the shorter-term Reserve Case, which is limited to the Southern Oyu open pit and the first lift from the Hugo North underground mine.

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With a mine life projected to be 59 years, Oyu Tolgoi would process an average of 58 million tonnes of ore per year (160,000 tpd), yielding total production of 52.5 billion pounds of copper (23.8 million tonnes) and 26.4 million ounces of gold.

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The projected 59-year mine life incorporates the Reserve Case’s Proven and Probable mineral reserves at the Southern Oyu open pit and the Hugo North block-cave’s Lift 1 — and also adds Inferred Resources from the Hugo North block-cave’s Lift 2 and the Hugo South and Heruga deposits.

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•	Mining of all resources delivers an after-tax NPV of $5.614 billion (based on $2.00/lb. copper and $850/oz. gold).
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A Real Options analysis produces an after-tax NPV of $7.55 billion, based on stochastic modelling with long-term prices of $2.00/lb. copper and $850/oz. gold. (An accompanying IDP-10 presentation is available at www.ivanhoemines.com).

•	Based on metal prices on May 10, 2010, of $3.23/lb. copper and $1,200/oz. gold, the NPV would be $15.3 billion, with an IRR of 26.7% and a payback period of 4.62 years.
Production and Financial Results

Life-of-Mine
Description	Reserve Case	Sensitivity Case
Inventory	Mineral Reserve	Mineral Reserve plus Inferred Resources
Peak production rate per year	58 million tonnes/year (tpa)	58 million tonnes/year (tpa)
Peak production rate per day	160,000 tonnes per day (tpd)	160,000 tonnes per day (tpd)
Total processed	1,393 million tonnes	3,019 million tonnes
Net Smelter Return (NSR)	$32.57/t	$32.37/t
Copper grade	0.93%	0.89%
Gold grade	0.37g/t	0.34g/t
Copper recovered	25.2 billion lb.	52.6 billion lb.
Gold recovered	13.1 million oz.	26.2 million oz.
Mine life	27 years	59 years
Initial capital — (100,000 tpd concentrator — Southern Oyu Open Pit)	$3.5 billion	$3.5 billion
Pre-production underground capital	$1.1 billion	$1.1 billion
Total project cash requirement	$4.6 billion	$4.6 billion
10-year cash cost (net of gold credits)	0.45 cents/lb.	0.44 cents/lb.
NPV (8%) after tax	$4.536 billion	$5.614 billion
IRR after tax	16.33%	16.73%
Payback period	6.32 years	6.22 years

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The Life-of-Mine Sensitivity Case includes an economic analysis that is based, in part, on Inferred Resources that do not have as high a level of certainty as the Reserve Case. Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorized as mineral reserves, and there is no certainty that the Life-of-Mine Sensitivity will be realized.
Common start-up plan creates base for two development scenarios
As studied in the IDP-10, both the Reserve Case and the alternative Life-of-Mine Sensitivity Case share the same underlying plan for the construction and operation of an initial concentrator facility that would process 100,000 tonnes of ore per day (36.5 million tonnes per year). By the end of the fifth year of operation, the concentrator would be expanded to a capacity of 160,000 tonnes per day (58 million tonnes per year).
Under the common start-up plan, ore initially would be sourced from the open-pit mine on the Southern Oyu deposits while the adjacent, higher-grade underground mine on the Hugo Dummett Deposit is developed toward full production of 85,000 tonnes per day. The expansion would be timed to provide for the processing of ore to be mined from underground, as well as the open pit, when operations reach full capacity. The initial infrastructure to be constructed to support the mining also is common to both cases.
All the Proven and Probable ore included in the Reserve Case would be from mineral resources classified as Measured and Indicated, which would be mined from the open pit on the Southern Oyu deposits and the first lift of the underground block cave on the Hugo North Deposit.
Expanding on the Reserve Case, the Life-of-Mine Sensitivity Case is based on the addition of Inferred Resources from the proposed second lift of the Hugo North block cave, as well as Inferred Resources from additional block caves at the Hugo South and Heruga deposits. This expanded development plan would create a much larger resource base for mining. The study of this case shows the possible development plan for all of the currently identified future mining areas at Oyu Tolgoi and the significant, long-life potential of the entire mineral resource at Oyu Tolgoi.
The economic analysis of the Reserve and Life-of-Mine cases used a price assumption of $2.00/lb. for copper and $850/oz. for gold at a discount rate of 8%. The basis of the operational framework of the mine used in the analysis is current Mongolian legislation and also the terms of the October 2009 Investment Agreement between Ivanhoe Mines, its strategic partner, Rio Tinto, and the Government of Mongolia.
Additional features of the IDP-10
•	Mining of the open pit on the Southern Oyu deposits and the first lift of the underground block cave on the Hugo North Deposit is confirmed as the foundation for long-term development plans.
•
Total cash costs are estimated at $0.45 per pound of payable copper produced, after gold credits, over the first 10 years (using a gold price of $850/oz.). Total cash costs are conservatively defined to include minesite costs and all treatment, refining, transport and royalty costs arising from product sales.

•	Cash costs for the Life-of-Mine Sensitivity Case, after gold credits, will be $0.73/lb.

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The initial capital cost required to achieve first production from the open-pit mine on the Southern Oyu deposits is forecast at $4.6 billion. This amount includes $1.1 billion to be spent advancing underground development at the Hugo North Deposit in preparation for the start of block-cave mining.

Alternative production options indicate that flexibility with mine development could further enhance value and possibly support additional production expansions to 265,000 tonnes per day — which would make production at the Oyu Tolgoi complex among the largest in the global mining industry. Economic analysis for these scenarios has not been undertaken and thus the feasibility is uncertain.
Ivanhoe Mines advancing project financing plan
Ivanhoe Mines is advancing its financing plan for the project. Ivanhoe’s consolidated cash position at March 31, 2010 was approximately $1.32 billion, of which $590 million is solely available for use by Ivanhoe Mines. This amount, combined with the future proceeds from the expected exercise by Rio Tinto of its Ivanhoe warrants valued at a total of approximately $1.2 billion, will provide the foundation for the funding of the Oyu Tolgoi Project.
In January 2010, Ivanhoe appointed New York-based leading global investment banking firm Citi and independent mining-sector specialist Hatch Corporate Finance, of London, England, to evaluate and advise the company on a range of strategic options to further enhance shareholder value.
Citi and Hatch are assisting Ivanhoe’s management to evaluate a range of options that include, but are not limited to, potential debt/equity offerings, a credit facility, the sale of subsidiaries, equity investments, project financing and/or various corporate transactions.
Commitment to sustainable communities and best-practice environmental management
Oyu Tolgoi LLC seeks to work in partnership with Mongolian communities and leaders to ensure that demonstrable sustainable benefits from the Oyu Tolgoi Mongolian business reach Mongolians in the South Gobi Region and nationally. These partnerships are driven by strategies and plans that align the development aspirations of the Mongolian Government and the people of Mongolia with Oyu Tolgoi’s business objectives. At the heart of these partnerships are enduring relationships with Mongolian communities, government, civil society and like-minded international stakeholders based on trust, openness and the joint pursuit of mutual interests.
Sound environmental practices are key to sustainable communities. Oyu Tolgoi is complying with internationally accepted standards and policies regarding environmental performance and the management of socio-economic effects on communities, as described in Ivanhoe Mines’ Statement of Values and Responsibilities. The Values Statement declares Ivanhoe’s support of the United Nations Universal Declaration of Human Rights, commitment to best environmental practices, respect for cultural diversity, support of local businesses, creation of opportunities for skills acquisition and assurance of safe and healthy working conditions.

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The Mongolian Government joins Ivanhoe Mines and Rio Tinto as a partner in Oyu Tolgoi since procedural and administrative conditions precedent have been satisfied
On March 31, 2010, the Mongolian Government confirmed that the procedural and administrative conditions contained in the Investment Agreement had been satisfied within the allocated six-month period that followed the agreement’s official signing on October 6, 2009, thereby ensuring that the Investment Agreement has taken full legal effect.
The Investment Agreement established a comprehensive framework for maintaining a stable tax and operating environment for the construction and operation of the Oyu Tolgoi Project.
Upon the receipt of fully registered shares of Oyu Tolgoi LLC, the Mongolian Government will acquire a 34% interest in Oyu Tolgoi’s licence holder, Oyu Tolgoi LLC, while Ivanhoe Mines will retain a controlling 66% interest in Oyu Tolgoi LLC. Provisions of the Investment Agreement address the amount and term of the parties’ investments in the Oyu Tolgoi Project, protection of those investments and the right to realize the benefits from such investments, as well as the conduct of mining with minimum environmental impact and progressive rehabilitation, the social and economic development of the South Gobi Region and the training and employment of thousands of new workers in Mongolia.
The Shareholders’ Agreement, which accompanied the Investment Agreement and also was signed on October 6, 2009, established the basis on which the Mongolian Government, through its wholly-state-owned company, Erdenes, will acquire and hold the initial 34% equity interest in Oyu Tolgoi LLC and provides for the respective rights and obligations of the parties as shareholders of Oyu Tolgoi LLC. The Shareholders’ Agreement also addresses the circumstances and the requirements pursuant to which Ivanhoe Mines and Rio Tinto will arrange financing for the Oyu Tolgoi Project and for Erdenes’ portion of the investment capital needed for the Project.
Noteworthy provisions of the approved Investment Agreement and Shareholders’ Agreement also include:
•	Ivanhoe Mines will arrange financing for the construction of Oyu Tolgoi within two years of the Investment Agreement taking effect. Production must begin within five years of financing being secured.
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Ivanhoe Mines will fund the construction of the Oyu Tolgoi Project through loans and equity obtained during the construction and initial production periods. Ivanhoe Mines will receive loan repayments, redemption of equity, dividends and interest at a rate of 9.9% adjusted to the US CPI.

•	Erdenes is entitled to nominate three directors and Ivanhoe Mines will nominate six directors to the nine-member board of directors of Oyu Tolgoi LLC.
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Ivanhoe Mines will nominate the management team that will be responsible for Oyu Tolgoi’s core operations. Management services payments will be received, based on capital and operating costs, through the construction period and after production begins.

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The Mongolian Government has the option to purchase an additional equity interest of 16% of Oyu Tolgoi LLC, at an agreed upon fair-market value, one year after the expiry of the initial 30-year term of the Investment Agreement and following the start of the permitted 20-year extension. If exercised, this additional equity interest would give the Mongolian Government a total maximum interest of 50% of Oyu Tolgoi LLC for the remainder of the Oyu Tolgoi Project’s operational life. Ivanhoe Mines would continue to hold management rights over the project and hold a deciding vote at board and shareholder meetings.

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Ivanhoe Mines nominates former Mongolian diplomat to lead Board of company building the Oyu Tolgoi mine
On May 12, 2010, Ivanhoe announced that former Mongolian diplomat Galsan Batsukh has been nominated to become Chairman of the Board of Directors of Oyu Tolgoi LLC, which is building, and will operate, the Oyu Tolgoi Project.
Under provisions of the Shareholders’ Agreement, Ivanhoe Mines appoints six of the nine members of the Oyu Tolgoi LLC Board of Directors and also nominates the Chairman. The Mongolian Government appoints three Directors. Mr. Batsukh’s nomination as Chairman will be confirmed at the first meeting of Oyu Tolgoi LLC’s new Board being planned for June, 2010.
The complete list of appointees to the Oyu Tolgoi LLC Board is contained in Ivanhoe’s news release of May 12, 2010.
Rio Tinto increased its interest in Ivanhoe Mines to 22.4%
In March 2010, Ivanhoe Mines issued 15.0 million common shares to Rio Tinto at C$16.31 per share for total proceeds of C$244.7 million ($241.1 million). Ivanhoe Mines used C$198.2 million ($195.4 million) of the proceeds to purchase from Rio Tinto key mining and milling equipment to be installed during the construction of the Oyu Tolgoi Project. Ivanhoe Mines will use the balance of the proceeds, C$46.4 million ($45.7 million) to purchase additional equipment and for general corporate purposes. With this transaction, Rio Tinto increased its ownership in Ivanhoe Mines from 19.6% to 22.4%.
Under the current agreement with Ivanhoe Mines, Rio Tinto has rights to subscribe for common shares from Ivanhoe Mines representing up to 44.3% of Ivanhoe Mines.
Prepayment of Mongolian taxes made
On October 6, 2009, Oyu Tolgoi LLC agreed to purchase three Treasury Bills (T-Bills) from the Mongolian Government, having an aggregate face value of $287.5 million, for the aggregate sum of $250 million. The annual rate of interest on the T-Bills was set at 3.0%. The initial T-Bill, with a face-value of $115 million, was purchased by Oyu Tolgoi LLC on October 20, 2009 for $100 million and will mature on October 20, 2014.
During discussions with the Mongolian Government in relation to the satisfaction of the conditions precedent, the Mongolian Government requested an alternative arrangement for the advancement of funds that would not involve the purchase of the remaining T-Bills. Specifically, rather than purchasing the second and third remaining T-Bills, with face values of $57.5 million and $115 million respectively, Ivanhoe has agreed to make a series of tax prepayments.
•	The first tax prepayment of $50 million was made on April 7, 2010.

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The second tax prepayment of $100 million will be made within 14 days of Oyu Tolgoi LLC fully drawing down the financing necessary to enable the complete construction of the Oyu Tolgoi Project, or June 30, 2011, whichever date is earlier.

The annual rate of interest on the tax prepayments is 1.75% compounding from the date on which such prepayments are made to the Mongolian Government by Oyu Tolgoi LLC. Unless already off-set fully against Mongolian taxes, the Mongolian Government must immediately repay any remaining tax prepayment balance, including accrued interest, on the fifth anniversary of the date the tax prepayment was made.
Ivanhoe acquires critical mining and milling equipment for Oyu Tolgoi
In March 2010, Ivanhoe used $195.4 million of the $241.1 million of proceeds received from the issue of 15 million common shares to Rio Tinto to purchase from Rio Tinto key mining and milling equipment to be installed during the construction of the Oyu Tolgoi Project.
The equipment included principal components for the 100,000-tonne-per-day Oyu Tolgoi phase-one copper-gold concentrator for the Oyu Tolgoi Project, including two 38-foot-diameter, semi-autogenous grinding (SAG) mills, four ball mills, re-grind mills, crushers, motors, gearless drives, conveyors and flotation cells. Also included in the equipment list is the hoist and major components for the sinking of Shaft #2 — the 10-metre-diameter, main production shaft for the underground block-cave mine at the Hugo North Deposit.
Much of the equipment originally was ordered by Ivanhoe from various manufacturers during its negotiation of an Investment Agreement with the Mongolian Government. Ivanhoe Mines subsequently transferred ownership of the equipment to Rio Tinto in August 2008 under an agreement between the companies. Additional equipment also was acquired by Rio Tinto directly from suppliers. At the time, Ivanhoe Mines required funds for the ongoing development of the Oyu Tolgoi Project. The equipment-sale agreement with Rio Tinto ensured that the procurement and delivery schedules for the critical, long-lead-time major mining and milling equipment were protected while Ivanhoe and Rio Tinto worked with the Mongolian Government to conclude the Investment Agreement.
MONGOLIA
COAL PROJECTS
SOUTHGOBI RESOURCES (57% owned)
Hong Kong Stock Exchange listing; global equity offering raised C$459 million
On January 29, 2010, SouthGobi closed a global equity offering of 27 million common shares at a price of C$17.00 per common share, for gross proceeds of C$459 million. The proceeds of the offering will be used to expand SouthGobi’s coal mining and exploration activities in southern Mongolia and for general corporate purposes.

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In conjunction with the closing of the global equity offering, SouthGobi commenced trading on the Main Board of the Hong Kong Stock Exchange (HK: 1878). SouthGobi is the first Canadian mining company to have dual listings on the Hong Kong Stock Exchange and the Toronto Stock Exchange.
China Investment Corporation converts $250 million of its convertible debenture
On March 29, 2010, a wholly-owned subsidiary of China Investment Corporation (CIC), at SouthGobi’s request, converted $250 million of its convertible debenture into common shares of SouthGobi at a conversion price of C$11.88 per share. As a result of the conversion, Ivanhoe Mines’ ownership interest in SouthGobi was reduced to approximately 57%.
Expansion planned for SouthGobi’s Ovoot Tolgoi coal mine
SouthGobi is producing and selling coal at its Ovoot Tolgoi Project in Mongolia’s South Gobi Region, 40 kilometres north of the Shivee Khuren-Ceke crossing at the Mongolia-China border.
To increase the amount of coal traffic across the border, Chinese and Mongolian authorities agreed in July 2009 to create a designated coal transportation corridor at the Shivee Khuren-Ceke border crossing. This facility is under construction and is expected to be operational by Q3’10. When completed, it will permit coal to be transported across the border through three corridors that are separate from other, non-coal, border traffic. SouthGobi believes that these improvements in the border crossing capacity will allow SouthGobi to continue to substantially increase the amount of coal shipped into China.
The Ovoot Tolgoi Mine’s proximity to the Shivee Khuren-Ceke border crossing allows SouthGobi’s customers to transport coal by truck on an unpaved road from the minesite to China. SouthGobi is studying the feasibility of building additional road infrastructure from the Ovoot Tolgoi complex to the Mongolia-China border.
A north-south railway line in China already connects Ceke with Jiayuguan City in Gansu Province and with the interior of China. Another east-west railway line from Ceke to Linhe, an industrial city in China’s eastern Inner Mongolia, is expected to be operational in 2010. This line is expected to have an initial transportation capacity of approximately 15 million tonnes per year, later increasing to 25 million tonnes per year. Coal could be shipped along this line to Baotou and to ports further to the east, on China’s Bohai Gulf.
SouthGobi has approved the construction of a basic coal-handling facility. The initial design and engineering details for the major components have been established.
In Q4’09, SouthGobi commenced realigning the open-pit for a north-south entry to allow for longer mining faces to be exposed for larger shovels to access; mining the thinner seams “face on” as opposed to “along strike,” enabling cleaner mining and a lower-ash, higher-value product and more efficient access for haul trucks as the pit deepens. Realigning the pit has impacted operations because the process requires substantial above-trend waste removal. SouthGobi expects the open-pit realignment to be completed in 2010.

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In Q1’10, SouthGobi shipped approximately 0.4 million tonnes of coal at an average realized selling price of approximately $36 per tonne. This compares to 0.1 million tonnes of coal shipped in Q1’09 at an average realized selling price of $29 per tonne. This resulted in $13.9 million of revenue being recognized in Q1’10, compared to $3.5 million in Q1’09.
Cost of sales was $20.3 million in Q1’10, compared to $3.2 million for Q1’09. The increase in cost of sales relates to the higher sales volume in Q1’10 and includes a $6.5 million write-down of the carrying value of inventory. In Q1’10, the carrying value of inventory exceeded its net realizable value by $6.5 million due to including waste-removal costs associated with realigning the open-pit as a cost of inventory produced during the period. Cost of sales is comprised of the cost of the product sold, inventory write-downs, mine administration costs, equipment depreciation, depletion of pre-production stripping costs and stock-based compensation costs.
AUSTRALIA
IVANHOE AUSTRALIA (81% owned)
Ivanhoe Australia incurred exploration expenses of $10.8 million in Q1’10, compared to $6.1 million in Q1’09. The increase was largely due to Ivanhoe Australia’s studies undertaken on the Merlin Project and an earlier restart to drilling after the wet season compared to Q1’09.
Ivanhoe Australia’s key projects, all situated on granted Mining Leases, are Merlin, Mount Dore and Mount Elliott. During Q1’10, work focused on infill drilling on the Merlin Project to maximize the indicated resources.
Merlin molybdenum and rhenium
The Merlin Deposit is the lower-most mineralized zone in the Mount Dore Deposit, starting near the surface and dipping east at between 45 and 55 degrees. To date, the deposit has been intersected to approximately 500 metres down-dip. The overall mineralized zone at Merlin has an average true thickness of approximately 20 metres. Mineralization has been found over a strike length of 1,300 metres in step-out holes. However, the mineralization thins to the north, where it is also noted that the copper, zinc and gold content increases. To the south, the mineralization flattens and pinches out. The high-grade Little Wizard Zone represents the southernmost extent of molybdenum mineralization of economic interest found to date. During Q1’10, work focused on infill drilling on the Merlin Project to maximize the indicated resources.
On March 31, 2010, Ivanhoe Australia announced the completion of a scoping study on the Merlin Deposit and a new resource estimate for the Little Wizard Zone.
KAZAKHSTAN
Kyzyl Gold Project (50% owned)
In March 2010, Ivanhoe Mines increased its interest from 49% to 50% in Altynalmas Gold, the company that holds 100% ownership of the Kyzyl Gold Project. Ivanhoe Mines and its strategic partner will proceed to advance the project under the Altynalmas Gold umbrella.

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During 2009, Altynalmas Gold established that single-stage roasting was not to be a long-term technology solution for the Kyzyl Gold Project that hosts the Bakyrchik and Bolshevik gold deposits. Altynalmas Gold has engaged consultants to undertake laboratory bench-scale and pilot test work using a fluidized-bed roasting technology. This technology involves two stages: a reductive first stage, followed by an oxidative second stage. Whereas the reductive first stage volatizes and drives off arsenic, the oxidative stage oxidizes sulphur and carbon. Following the completion of the pilot test work, Altynalmas Gold believes that gold recoveries of up to 90% can be realized in a commercial-scale plant using this technology. A NI 43-101 compliant Preliminary Feasibility Study Technical Report undertaken by Scott Wilson RPA, of Toronto, Canada, is scheduled to be released in the near future. The study will provide an independent economic evaluation of the Kyzyl Gold Project.
In September 2009, Altynalmas Gold commenced a 39,000-metre deep-level drilling program at the Bakyrchik Deposit intended to upgrade the present mineral resource for inclusion in a prefeasibility study and follow-on feasibility study. At the end of March 2010, 24,417 metres of drilling had been completed. During Q1’10, 31 drill holes totalling 15,238 metres were completed and 2,938 samples were collected, prepared, and assayed. Following quality assurance and quality control verification initial assay results are expected to be released in Q2’10. The drill work undertaken to date confirms the thickness and extent of known mineralization.
In Q4’09, Altynalmas Gold submitted an application to renew the work program that expired on December 31, 2009. The application is being reviewed by the Ministry of Energy and Mineral Resources and State Privatization Committee. The work program as contemplated includes the construction of a fluidized-bed roaster and development of an underground mine by 2013. Altynalmas Gold is exploring options for advancing the Bakyrchik Gold Project to feasibility stage and on to development. It is also undertaking exploration work to increase and upgrade the gold resource along the Kyzyl Shear.
Ivanhoe’s shareholders’ rights plan approved at Annual General and Special Meeting
On May 7, 2010, Ivanhoe shareholders approved the company’s shareholders’ rights plan at the Annual General and Special Meeting. The plan was supported by 95.7% of the votes cast by Ivanhoe Mines’ minority shareholders.
The adoption of the plan will ensure fair treatment of all Ivanhoe shareholders during any takeover bid for Ivanhoe’s outstanding common shares, or any other transaction that would involve a change of control.

13

Financial Results
In Q1’10, Ivanhoe Mines recorded a net loss of $193.9 million ($0.45 per share), compared to a net loss of $56.0 million ($0.15 per share) in Q1’09, representing an increase of $137.9 million. Results for Q1’10 were mainly affected by $71.4 million in exploration expenses, $20.3 million in cost of sales, $8.3 million in general and administrative expenses, $13.4 million in interest expense, $154.3 million in loss on conversion of convertible credit facility and $10.1 million in share of losses of significantly influenced investees. These amounts were offset by coal revenue of $13.9 million, $4.6 million in interest income, $6.6 million in income from discontinued operations and $1.7 million in mainly unrealized foreign exchange gains.
Exploration expenses of $71.4 million in Q1’10 increased $37.3 million from $34.1 million in Q1’09. The exploration expenses included $59.2 million spent in Mongolia ($26.9 million in Q1’09), primarily for Oyu Tolgoi and Ovoot Tolgoi, and $10.8 million incurred by Ivanhoe Australia ($6.1 million in Q1’09). Exploration costs are charged to operations in the period incurred and often represent the bulk of Ivanhoe Mines’ operating loss for that period. Ivanhoe Mines will commence capitalizing Oyu Tolgoi development costs in Q2’10.
Ivanhoe Mines’ cash position, on a consolidated basis at March 31, 2010, was $1.3 billion. As at May 14, 2010, Ivanhoe Mines’ current consolidated cash position is approximately $1.3 billion.

14

SELECTED QUARTERLY DATA
This selected financial information is in accordance with U.S. GAAP.
($ in millions of dollars, except per share information)

	Quarter Ended
	Mar-31	Dec-31	Sep-30	Jun-30
	2010	2009	2009	2009
Revenue	$13.9	$9.9	$11.9	$10.7
Exploration expenses	(71.4)	(67.2)	(40.6)	(35.2)
General and administrative	(8.3)	(15.0)	(12.5)	(10.5)
Foreign exchange gains (losses)	1.7	2.2	19.5	21.7
Change in fair value of embedded derivatives	(1.4)	(45.0)	—	—
Gain on sale of long-term investments	—	—	1.4	—
Loss on conversion of convertible credit facility	(154.3)	—	—	—
Net (loss) income from continuing operations	(200.5)	(138.7)	(47.5)	(27.0)
Income (loss) from discontinued operations	6.6	9.2	(22.3)	2.1
Net (loss) income	(193.9)	(129.5)	(69.8)	(24.9)

Net (loss) income per share — basic
Continuing operations	$(0.47)	$(0.35)	$(0.12)	$(0.07)
Discontinued operations	$0.02	$0.03	$(0.06)	$0.00
Total	$(0.45)	$(0.32)	$(0.18)	$(0.07)

Net (loss) income per share — diluted
Continuing operations	$(0.47)	$(0.35)	$(0.12)	$(0.07)
Discontinued operations	$0.02	$0.03	$(0.06)	$0.00
Total	$(0.45)	$(0.32)	$(0.18)	$(0.07)

	Quarter Ended
	Mar-31	Dec-31	Sep-30	Jun-30
	2009	2008	2008	2008
Revenue	$3.5	$3.1	$0.0	$0.0
Exploration expenses	(34.1)	(73.0)	(56.8)	(66.0)
General and administrative	(7.8)	(8.1)	(5.1)	(7.5)
Foreign exchange (losses) gains	(9.3)	(40.6)	(20.0)	(1.0)
Writedown of other long-term investments	—	(18.0)	—	—
Gain on sale of long-term investments	—	—	—	201.4
Loss on conversion of convertible credit facility	—	—	—	—
Net (loss) income from continuing operations	(63.4)	(165.0)	(95.8)	119.6
Income from discontinued operations	7.4	5.0	7.8	7.9
Net (loss) income	(56.0)	(160.0)	(88.0)	127.5

Net (loss) income per share — basic
Continuing operations	$(0.17)	$(0.44)	$(0.25)	$0.32
Discontinued operations	$0.02	$0.01	$0.02	$0.02
Total	$(0.15)	$(0.43)	$(0.23)	$0.34

Net (loss) income per share — diluted
Continuing operations	$(0.17)	$(0.44)	$(0.25)	$0.29
Discontinued operations	$0.02	$0.01	$0.02	$0.02
Total	$(0.15)	$(0.43)	$(0.23)	$0.31

15

QUALIFIED PERSONS
Disclosures of a scientific or technical nature in this release and the Company’s MD&A in respect of each of Ivanhoe Mines’ material mineral resource properties were prepared by, or under the supervision of, the qualified persons (as that term is defined in NI 43-101) listed below:

Oyu Tolgoi Project	Stephen Torr, P.Geo, Ivanhoe Mines	Employee of the Company

Ovoot Tolgoi Project	Stephen Torr, P.Geo, SouthGobi Energy	Employee of the Company
Ivanhoe Mines’ results for the three months ended March 31, 2010, are contained in the audited Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations, available on the SEDAR website at www.sedar.com and Ivanhoe Mines’ website at www.ivanhoemines.com.
Ivanhoe Mines shares are listed on the Toronto, New York and NASDAQ stock exchanges under the symbol IVN.
Information contacts

Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.688.5755
Website: www.ivanhoemines.com
Forward Looking Statements:
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, the Oyu Tolgoi Project becoming one of the World’s largest copper and gold producers; timing of initial production and commercial production for the Oyu Tolgoi Project; possible expansion scenarios for the Oyu Tolgoi Project; the Oyu Tolgoi Project’s expected payback period of capital; the Oyu Tolgoi Project’s mine life under the Reserve and Life-of-Mine Sensitivity Cases and the anticipated yearly production, including average annual production; peak single year production for the Oyu Tolgoi Project; the ability of the Oyu Tolgoi Project’s mine development to support an expansion to 265,000 tonnes per day; the Oyu Tolgoi Project’s anticipated financial results; launching the Oyu Tolgoi Project’s training and development strategy; the availability of project financing for the Oyu Tolgoi Project; the timing of commencement of full construction of the Oyu Tolgoi Project; the Oyu Tolgoi Project’s anticipated future production and cash flows; the ability of the partners to arrange financing for construction of the Oyu Tolgoi Project; statements respecting future equity investments in Ivanhoe Mines by Rio Tinto; Rio Tinto’s exercise of its Ivanhoe Warrants; statements respecting anticipated business activities; planned expenditures; corporate strategies; mining plans and production forecasts for the Ovoot Tolgoi Coal Project; the schedule for carrying out and completing an expansion of the production capability of the Ovoot Tolgoi Coal Project; the potential improvement of the export conditions at the Shivee Khuren-Ceke border between Mongolia and China; the planned drilling program and feasibility study at the Kyzyl Gold Project; the ability to achieve gold recoveries of up to 90% from a commercial scale plant at the Kyzyl Gold Project; the impact of amendments to the laws of Mongolia and other countries in which Ivanhoe Mines carries on business, particularly with respect to taxation; cost and outcome of plans to continue the development of non-core projects, and other statements that are not historical facts.

16

All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the Company’s MD&A. The reader is cautioned not to place undue reliance on forward-looking information or statements.
The news release also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Except as required by law, the Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

17

Form 52-109F1
Certification of interim filings — full certificate
I, John Macken, President and Chief Executive Officer of Ivanhoe Mines Ltd., certify the following:
1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Ivanhoe Mines Ltd. (the “issuer”) for the interim period ended March 31, 2010.
2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	ICFR — material weakness relating to design: N/A

5.3	Limitation on scope of design: N/A
6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2010 and ended on March 31, 2010 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: May 14, 2010

/s/ John Macken John Macken
President and Chief Executive Officer
Ivanhoe Mines Ltd.

FORM 52-109F1
Certification of interim filings — full certificate
I, Tony Giardini, Chief Financial Officer of Ivanhoe Mines Ltd., certify that:
1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Ivanhoe Mines Ltd. (the “issuer”) for the interim period ended March 31, 2010.
2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	ICFR — material weakness relating to design: N/A

5.3	Limitation on scope of design: N/A
6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2010 and ended on March 31, 2010 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: May 14, 2010

Tony Giardini
Chief Financial Officer
Ivanhoe Mines Ltd.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: May 14, 2010	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary